UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUALREPORT PURSUANTTO SECTION 13 OR 15(d) OFTHE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of an event requiring this shell company report _______________

For the transition period from _________________ to _______________

FIRST BITCOIN CAPITAL CORP.

(Exact name of Registrant as specified in its charter)

(Translation of the Registrant’s name into English)

Business Corporations Act (British Columbia, CANADA)

(Jurisdiction of incorporation or organization)

Har Hatzofim 24/4, Holon, ISRAEL 58492

(Address of principal executive offices)

Greg Rubin, CEO, tel: +972-55-9661110, email: info@firstbitcoin.io address: Har Hatzofim 24/4, Holon, ISRAEL 58492

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	BITCF	OTC EXPERT MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock

(Title of Class)

SEC 1852 (05-19) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

303,513,081

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☐ No

2(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

First Bitcoin Capital Corp

i

PART I

Introduction.  First Bitcoin Capital Corp (referred to as “FirstBitcoin” or “the Company”), is a British Columbia corporation, incorporated in the year 2006.

First Bitcoin Capital Corp. (the “Company”) is engaged in the business of digital cryptocurrency development and blockchain development. The Company was originally organized in the State of Nevada on November 7, 1989 as United Development International. In July 2005, the Company was renamed Mindenao Gold Mining Corporation and reincorporated in the State of Oregon. On February 6, 2006, the Company dissolved its filing in the State of Oregon and reincorporated in British Columbia, Canada as Grand Pacaraima Gold Corp. On February 27, 2014, the Company changed its name to First Bitcoin Capital Corp., which was approved by the Financial Industry Regulatory Authority on November 15, 2016.

The Company’s registered office is located at c/o DLA PIPER, Suite 2800, Park Place, 666 Burrard St, Vancouver, British Columbia V6C 2Z7, Canada.

The Company has incurred significant losses since inception and as at December 31, 2018 has a working capital deficit of $73,740 and an accumulated deficit of $5,883,158. The Company’s consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on being able to raise the necessary funding to continue operations, through the issuance of shares to the public, debt financings, joint arrangements and other contractual arrangements, or being able to operate profitably in the future. These consolidated financial statements do not reflect the adjustments or reclassifications which would be necessary if the Company were unable to continue its operations in the normal course of business.

Item 1.   Identity of Directors, Senior Management and Advisors

The CEO of the Company is Greg Rubin, and the directors of the Company are Greg Rubin, Simon Rubin, Yuri Abramov and V. Abramov.  Mr. Simon Rubin also serves as our Chairman and Greg Rubin as our Chief Executive Officer and Michael Handelman, CPA is our Chief Financial Officer. See Item 6 for further information. Business address for directors and senior management is: Har Hatzofim 24/4, Holon, 58492 Israel.

The Company’s PCAOB registered independent auditors are Hay & Watson, Chartered Professional Accountants Vancouver, BC, Canada.  For further information, see Item 16C and the consolidated financial statements under Item 8.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.   Selected Financial Data

The following selected information should be read in conjunction with the Company’s consolidated financial statements, and notes, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in United States dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards.

Selected Consolidated Financial and Operating Data

	Nine Months Ended Sep. 30th	Year Ended December 31,
Operating Data	2019	2018	2017	2016
	$	$	$	$
Sales	157,500	242,500	100,000	0
Gross Profit, Net of Cost of Sales	157,500	242,500	100,000	0
Net (Loss) Income	118,255	(393,393	(2,333,112)	3,792
Loss per Common Share – Basic & Diluted	(0.000)	(0.001)	(0.008)	0
Dividends per Common Share	0	0	0	0
Weighted average number of Shares Outstanding	302,389,522	301,897,565	301,233,431	304,316,517

	September 30th
Balance Sheet Data	2019	2018	2017	2016
	$	$	$	$
Current Assets	31,414	184,857	208,382	5,960
Current Liabilities	145,423	258,597	237,934	193,575
Total Assets	660,313	365,352	1,279,832	403,960
Share Capital	6,430,186	6,118,186	6,118,186	3,457,597
Accumulated other comprehensive (loss) income	(118,255)	(128,273)	433,136	0
Accumulated Deficit	5,796,931	(5,883,158)	(5,509,424)	(3,247,212)
Number of Shares Outstanding	303,513,081	301,913,081	301,842,291	304,316,517

Exchange Rates

In this FORM 20-F, references to “dollars”, “$” are to United States dollars, unless otherwise specified.

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2018 and September 30, 2019:

		As Adjusted
	December 31,	November 7,
	2018	2019
		(unaudited)
	$	$
Cash	5,622	5,433
Long-term obligations, less current portion	0	0
Shareholders’ Equity
Share capital	6,118,186	6,430,186
Accumulated deficit	(5,883,158)	(5,833,461)
Shareholders’ equity	106,755	478,360
Number of shares outstanding	301,913,081	303,513,081

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Forward Looking-Statements and Risk Factors

Forward-looking Statements.  In this document, we are showing you a picture which is part historical (events which have happened) and part predictive (events which we believe will happen).  Except for the historical information, all of the information in this document comprises “forward looking” statements.  Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives are forward-looking statements.  These forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to management.  These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, and other business conditions.  Our use of the words “anticipate”, “believe”, “estimate”, “expect”, “may”, “will”, “continue” and “intend”, and similar words or phrases, are intended to identify forward-looking statements (also known as “cautionary statements”).  These statements reflect our current views with respect to future events.  They are subject to the realization in fact of assumptions, but what we now believe will occur may turn out to be inaccurate or incomplete.  We cannot assure you that our expectations will prove to be correct.  Actual operating results and financial performance may prove to be very different from what we now predict or anticipate.  The “risk factors” below specifically address all of the factors now identifiable by us that may influence future operating results and financial performance.

Risk Factors

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan.

The Company’s financial instruments are exposed to certain risks, which include credit risk, liquidity risk and market risks (market price risk). Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our account receivable is due from a single customer and was received subsequent to year end. As such, we consider this risk to be minimal. Liquidity risk is the risk that our company will not be able to meet its financial obligations as they fall due. Accounts payable and accrued liabilities and due to related parties are due within the current operating period. Our company manages liquidity risk through the management of its capital structure. Our company is exposed to market risk related to the fluctuation in the market price of our investment. The market price for the investment has experienced significant volatility over the period covered by our consolidated financial statements and we therefore closely monitors the market value of the investment in order to determine the most appropriate course of action.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced.

If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference shares in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.

Our stock trades on the “Other OTC” but it is not actively traded on any significantly regulated market. If there is no actively regulated trading market, shareholders may not be able to resell their shares at any price, if at all. It is possible that the trading market in the future will continue to be insufficiently regulated, which could result in increased price volatility. Prices may be influenced by investors’ perceptions of us and general economic conditions, as well as the market for Bitcoin and Blockchain companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factors.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market.

In general, “penny stock” (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As “penny stock” our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and “accredited investors” (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders’ ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited.

The Company is incorporated under the laws of British Columbia. Most of the assets now are located outside of Canada or the United States. Only our audit firm and some of our lawyers are residents of Canada. As a result, if any of our Canadian or US shareholders were to bring a lawsuit in the Canada or the United States against the officers, directors or experts in Canada, it may be difficult to effect service of legal process on those people who reside outside of the United States or Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934 or equivalent Canadian securities laws. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgments were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States’ securities laws.

Item 4.   Information on the Company

A.   History and Development of the Company

First Bitcoin Capital Corp. (referred to as “First Bitcoin” or “the Company”), is a British Columbia corporation, incorporated in the year 2006.

First Bitcoin Capital Corp. (the “Company”) is engaged in the business of digital cryptocurrency development and blockchain development. The Company was originally organized in the State of Nevada on November 7, 1989 as United Development International. In July 2005, the Company was renamed Mindenao Gold Mining Corporation and reincorporated in the State of Oregon. On February 6, 2006, the Company dissolved its filing in the State of Oregon and reincorporated in British Columbia, Canada as Grand Pacaraima Gold Corp. On February 27, 2014, the Company changed its name to First Bitcoin Capital Corp., which was approved by the Financial Industry Regulatory Authority on November 15, 2016.

The Company’s registered office is located at c/o DLA PIPER, Suite 2800, Park Place, 666 Burrard St, Vancouver, British Columbia V6C 2Z7, Canada.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s website address is http://firstbitcoin.io.

B.   Overview

The Company is engaged in the business of digital cryptocurrency development and blockchain development. The Company’s revenues for each of the last three financial years have been generated outside Canada.

The Company’s common shares trade (as a non-reporting private issuer) on the FINRA “Other OTC” and the “Expert Market” under the symbol “BITCF”.

C.    Organizational Structure

The Company operates through several subsidiaries, including First Bitcoin Capital LLC., a Colorado LLC, and COINQX Exchange Limited, a BC corporation, which is developing a digital currency exchange.

Item 5.   Operating and Financial Review

A.   Operating Results

For the nine months ended September 30, 2019 and 2018, the Company had net income of $86,227 and $166,161, respectively.

During the first three quarters of 2019, we recorded earned consulting income of $157,500 pursuant to other cryptocurrency consulting activity.

During the first three quarters of 2018, we recorded earned consulting income of $400,000 pursuant to a supply chain technology services agreement with Petroteq Energy Inc.

Our expenses decreased from $233,839 for the nine months ended September 30, 2018 to $109,680 for the nine months ended September 30, 2019, a decrease of $124,159 primarily as a result of a reduction in general and administrative expenses. Outside services decreased from $136,064 in 2018 to $15,410 in 2019. Marketing expenses decreased from $19,502 in 2018 to $2,333 in 2019 and office expenses decreased from $36,788 in 2018 to $18,920 in 2019. These reductions were offset by an increase in rents from $27,090 in 2018 to $35,643 in 2019.

Other income increased from $0 in 2018 to $38,407 in 2019. Mostly from an increase in other income from $0 in 2018 to $45,000. This includes interest income from the note receivable of $37,500. This increase is offset by an increase in financing costs to $7,950 in 2019 with $0 in 2018.

For the years ended December 31, 2018 and 2017, the Company had net losses of $393,393 and $2,333,112, respectively.

Our revenues increased from $100,000 from the year ended December 31, 2017 to $242,500 for the year ended December 31, 2018 an increase of $142,500 as a direct result of revenues earned from blockchain development.

Our expenses decreased from $2,848,265 for the year ended December 31, 2017 to $356,053 for the year ended December 31, 2018, a decrease of $2,492,212 primarily as a result of a reduction of mining activity fees 2017 in which the Company incurred $2,356,988 as we issued 3,415,924 shares of our common stock, valued at $2,356,988, as a fee for mining activity performed on our BITCF coin and we incurred $0 for the year ended 2018, a reduction of $2,356,988. The mining activity fee in 2017 was a non-recurring event. In addition, we incurred $374,500 of director fees in 2017 and had incurred $0 in 2018, a reduction of $374,500. These reductions were offset by an overall increase in activity resulted in increases in depreciation, general and administration expense, product development fees, professional fees, rent expense and sales and marketing expense.

Other income decreased from income of $415,153 for the year ended December 31, 2017 to expense of $(279,840) for the year ended December 31, 2018, a decrease of $694,993. During 2017, we exchanged one million WEED coins for five million common shares of SinglePoint Inc (OTC: SING) and recorded a gain on exchange of $150,000, we had none in 2018. Also, during 2017 we had a gain on exchange or acquisition of digital currencies of $110,697, we had none in 2018. We settled amounts payable to our Chief Executive Officer with 2,000 Bitcoin Futures (XBU) and recorded a gain on settlement of $154,179 in 2017 and in 2018 we settled amounts payable to our Chief Executive Officer with 20,000 Bitcoin Futures (XBU) and recorded a gain on settlement of $205,102. In addition, in 2018 we had an impairment loss of digital currencies of $489,417 and we had none in 2017.

B.   Liquidity and Capital Resources

As of December 31, 2018, we had cash of $5,622 compared to $6,540 as of December 31, 2017. We had a working capital deficit of $73,740 at December 31, 2018 (December 31, 2017 - $29,552). As at September 30, 2019, we had cash of $1,703 and a working capital deficit of $114,009.

During the year ended December 31, 2018, we used $154,086 of cash for operating activities (December 31, 2017 – $70,947).

During the year ended December 31, 2018, we used $32,782 of cash in investing activities due to the purchase of computer equipment and office supplies and in December 31, 2017 we used $91,425 for the purchase of automated cheque cashing kiosks.

C.   Research and Development, Patents and Licenses, etc.

The Company owns patent number US9135787 “Bitcoin kiosk/ATM device and system integrating enrollment protocol and method of using the same”.

Year 2019 marks the year that First Bitcoin Capital acquired an issued US Patent involving the cryptocurrency industry. These are our strategies related to R&D:

1. Achieve an overwhelming top position in core business and expand related and peripheral businesses; Continue to introduce competitive products through innovation and aim at gaining profit through solutions and services.

2. Develop new business based on developed and acquired IP through globalized diversification and establish a Global and Regional partnership systems; and reinforce the businesses of commercial ATM Crypto Kiosks, industrial equipment sector and security and safety sector to develop into First Bitcoin's new pillars. Seek partnerships in US, and Europe and Asia to foster promising technologies and enhance R&D capabilities in global-scale dimensions by enabling product development in specialized area of each region, with actively utilizing M&A.

3. Build the foundations of an environmentally friendly technologies corporation. Focus on energy- and resource-conserving blockchain and mining technologies to create products with the highest environmental performance.

First Bitcoin plans to boost R&D efficiency to curtail product development times and costs. Moreover, First Bitcoin enhanced its development of various cryptocurrencies.

First Bitcoin’s consolidated R&D expenses were minimal in fiscal 2019 but should increase as development unfolds.

First Bitcoin believes that new products protected by patents will not easily allow competitors to compete with them and will give them an advantage in establishing development standards in the market and blockchain industry.

D.   Trend Information

Management is not aware of any commitment, event or uncertainty that is expected to have a material effect on our business, financial condition or results of operations. However, management concurs with the Benzinga online publication that the following trends are significant, and we believe they could substantially affect the future results of our business and financial results:

The Halvening

The most concrete event that will take place in 2020 is the bitcoin halving in May, which will reduce the number of bitcoins rewarded for successfully mining a block in the digital ledger by half, from 12.5 to 6.25 BTC. Even though it sounds dramatic, it’s happened twice before, and each event saw some interesting price action. In the months surrounding the 2012 halving, bitcoin price went from less than $10 to more than $100 while in 2016 the currency surged from $400 before the halving to more than twice that by the end of the year.

At its face, halving introduces new scarcity to the market and bitcoin traders are already anticipating similar supply-side price growth as the past two halvings. However, traders shouldn’t forget that demand is also necessary in driving price. As bitcoin mining becomes less lucrative, the number of miners competing for a block will fall as will the hash rate necessary for mining until an equilibrium is reached. Of course, expectations might be all that’s required to see an effect. “There are arguments for and against a price increase, the main argument against it being that the majority of people are expecting it,” said Alex Lindenmeyer- industry veteran and co-founder of cryptocurrency tracking and tax software company Accointing. “What I know for certain is that there will be a lot of volatility due to speculation.” The halving is aimed at stabilizing the supply of bitcoins as it approaches full saturation and there are no more bitcoins to be mined. After that, well, bitcoins may become rarer and more valuable than gold, or Satoshi Nakamoto could create more bitcoins to be mined so the coin’s price can continue to be moderated, or it could gradually lose value to more abundant or practical digital currencies like Bitcoin Cash, which forked off from the original Bitcoin in 2017 for just that purpose. Ultimately, the world’s first cryptocurrency still needs to decide whether its scarcity alone defines its value.

FaceBook Cryptocurrency Libra

The flipside of this is libra, the asset-backed stablecoin that Facebook announced earlier this year, although it won’t be available until at least the summer of 2020, if and when it clears the necessary regulatory hurdles. In any event, a lot of uncertainties remain about the new stablecoin that has backing from the likes of Uber, Vodafone, Coinbase and even a member of the Kushner family. Part of these uncertainties prompted other interested parties like Mastercard, eBay, and Paypal Holdings, to bow out of the cryptocurrency altogether.

However, the one certainty around libra is that it will have a potential user base of nearly 170 million in the United States alone. Thanks to Facebook’s omnipresence, their adoption of Libra and its associated Calibra wallet will mean that users of the social network, many of whom have never touched a cryptocurrency, might suddenly be paying their Uber drivers with the stuff.

Accointing’s co-founder viewed the issue as a matter of bringing an air of legitimacy to cryptocurrency, saying, “Stablecoins are hugely important to the space. For adoption, it is important to be able to easily switch between a store of value and a stable currency you can use daily. Furthermore [libra] will broaden the understanding that money doesn’t have to come from countries. Alone, the discussion around libra this year just got people thinking about cryptocurrencies.”

Depending on how well this model is adopted — and pending the already massive scrutiny from government regulators — libra could well mark the point at which cryptocurrency goes mainstream, and other tech and finance companies will certainly follow.

More regulations expected

2019 revealed a growing awareness on the part of federal agencies that cryptocurrency (and technology in general) is beginning to become less a component of society and more of the core element of it. The Federal Reserve revealed recently the U.S. central bank is mulling over a potential digital analogue for the greenback. Meanwhile, the Internal Revenue Service has firmed up its guidance on reporting cryptocurrency transactions for the coming tax season.

Now with one of the biggest and most controversial tech companies in the world getting in on the cryptocurrency game, the cryptocurrency industry will likely see local and national governments pay closer attention to the digital currencies, for good or ill. For his part, Benzinga sees the current outlook on guidance and regulations in cryptocurrency as mostly benign.

While most of the current legislation has been encouraging, ongoing experiments may cut both ways for the larger cryptocurrency market. Supportive regulations like those highlighted by Alex promise to foster growth and increase transparency throughout the industry. On the other hand, highly restrictive regulations like those coming out of China could mean increased turmoil for digital assets.

The Market Consolidations

Turmoil might be a characteristic feature lower on the cryptocurrency food chain. Because, despite flattening in 2018 as the price of bitcoin fell, the number of cryptocurrencies in the market surged to more than 2300 through 2019, according to the latest account from CoinMarketCap. Unfortunately, fewer than a third of coins trade more than $100,000 of volume in a day. Meanwhile, more than a third are valued at less than a tenth of a penny. The result is that there are more coins in the cryptocurrency market now than ever before, but the total amount of capital has flatlined throughout 2019. While a potential upswing in cryptocurrency interest from mainstream finance might contribute to a subsequent increase of capital, it’s unlikely to trickle down to the very smallest coins. What’s more, as greater scrutiny comes to the market, regulatory burdens and increased transparency among the larger players will likely root out those just trying to make quick coin. In any case, the market has probably reached a saturation point, and the number of available coins is unlikely to grow through 2020.

Crypto and Fintech Hook Up

The overarching theme of all of these trends is that cryptocurrency is growing up, becoming mainstream and finally finding actual use cases, rather than just hypothetical ones. With the introduction of Libra, the problem isn’t explaining why cryptocurrency will be valuable and necessary soon but making it valuable and necessary now — do or die. There are obviously questions about how transactions will be implemented across an array of ledgers or how anonymized transactions can be regulated. Part of this will come in the consolidation of the industry and the continued struggle for interoperability between wallets and ledgers. However, most of these questions will likely be answered by whoever tries first, and financial technology companies are by far the most eager to fill that role.

This necessity of innovation has been an evident trend throughout major areas of the cryptocurrency market. Libra itself is (or was) stacked with members from various fintech companies. Meanwhile, fintech unicorns like Plaid and Chime have reached their valuations largely from investments by companies in the finance industry like Visa and Goldman Sachs Group that are curious about digital assets, but terrified of the uncertainty that surrounds them.

The point is, 2020 will be a put-up-or-shut-up moment for cryptocurrency. Either coins start to prove their merit, or they will start to disappear.

E.   Off-Balance Sheet Arrangements

Not applicable.

F.   Contractual Obligations

The Company did not have long-term obligations as at December 31, 2018.

The Company entered into an agreement on September 21, 2019 to acquire 6% of Tipestry Inc. in exchange for 1,000,000 Tipcoins and by issuing $350,000 worth of BITCF to Tipestry, Inc. On October 6, 2019, Tipestry issued 6% of its authorized shares to First Bitcoin Capital, LLC.

The Company issued a convertible promissory note on September 5, 2019 to Rembus Investments LLC in the amount of $11,760 USD. This note is payable at the rate of 8% per annum until converted up to September 5, 2022 and can be converted based on a 40% discount to the average of the three lowest trade prices of the common stock in the in the 10 days prior to conversion.

Item 6.   Directors, Senior Management and Employees

A.   Directors, Senior Management, and Employees

The following table  sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent.  Information on such persons’ share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities

Greg Rubin (60)	CEO and Director of the Company since 2015
Simon Rubin (43)	Chairman and Director of the Company since 2010
Yuri Abramov (61)	Director of the Company since 2014
V. Abramov (64)	Director of the Company since 2014

Greg Rubin:

Commodities Trading

Crypto Currency Development

Bitcoin Exchange Platform Design

Greg Rubin is an international energy products investor, with experience in working in the Russian oil markets, he brings an invaluable level of management, investor relations, market analysis and business philosophy that guides the Company into future opportunities. Specialties: physical petroleum and other commodities trading, BITCOIN and cryptocurrency development, Bitcoin Exchange platforms design. Greg is also an inventor holding numerous patents.

Simon Rubin:

Simon currently serves as the chairman of the board for First Bitcoin Capital. Simon is a serial entrepreneur with a background in programming and web design. Simon also has years of experience in health care equipment management. Simon is an avid crypto currency enthusiast. Simon Rubin is the brother of Greg Rubin.

Yuri Abramov:

Applied Physics

Mathematician

Software Developer

Master of Science in Theoretical Physics from the Institute of Chemical Physics, Russian Federation. For more than three decades, Yuri has applied his superior analytical skills and expertise to advance the field of applied physics in his work as a mathematician, algorithms and software developer, engineer and inventor. Yuri holds a Master of Science in Theoretical Physics and Chemical Physics from the Institute of Chemical Physics from the Russian Academy of Sciences in Moscow, Russia. Among his numerous unparalleled qualifications and credentials, Yuri is an expert problem solver in the areas of digital signal processing for video-compressions as well as for high speed wireless communications. Yuri is experienced in developing novel algorithms in MATLAB and C/C++ as well as SAW-filters hardware design, which are inherent attributes in many of today’s state-of-the-art electronic systems and are developed to improve Tx-Rx Communication Systems by communication sensitivity. In addition, Yuri developed a SAW-coprocessor for wireless modems operating in UWB (ultra-wide band) frequency range that are destined for super-high-speed data communication. His business background includes acting as a projects leader for Soliton-SAW Ltd., for 14 years where he worked in consulting and implementation, algorithms and software development and modeling and designing. Yuri has at least multiple inventions that are registered as patents including “Signal Processing Method Utilizing the SAW Velocity Dispersion Effect for Weighting by Shaping the Electrode Fingers of a SAW Interdigital Transducer and Apparatus, signal processing utilizing SAW wave guides, image processing methods for digital quantization” and others. Yuri has contributed to nearly 40 scientific publications with various articles on analysis, methods and applications of SAW filters design, algorithms for video encoding and others. He currently works in the field of Ultra-Wide Band Communication applied to coax-cable defects localization. Yuri is the younger brother of Dr. Vyacheslav M. Abramov, who was appointed Chairman to the company’s advisory board.

V. Abramov:

Mathematician

Financial Statistician

Database Developer

PHD in Mathematics from Tel Aviv University

Dr. Vyacheslav M. Abramov is the Chairman of the Advisory Board. A leading financial professor, Dr. Abramov holds a PHD in mathematics from Tel Aviv University with more than 30 years of unparalleled experience as a financial and mathematical statistician, software engineer, algorithm and computer database developer. In addition to being invited to speak at several international science and technology conferences and symposiums, he has also lectured at some of the top technological institutes around the world including Swinburne University of Technology in Australia, City University of Hong Kong, the University of Melbourne, Monash University in Australia and others on topics such as time series analysis, financial mathematics, differential equations and probability and statistics. Dr. Abramov is highly skilled in predicting financial markets and crypto-currency fluctuations and shared his opinion in the Asia Pacific Financial Markets journal with a review on “Estimation and Prediction of a Non-constant Volatility.”

B.   Compensation

Executive Compensation Plans and Employment Agreements

Not Applicable

Management Agreements

Not applicable.

Equity Compensation Plans

Effective January 15, 2014, our Board of Directors adopted an Incentive Plan (“the Stock Plan”). The purpose of the Stock Plan was to enhance the long-term stockholder value of the Company by offering opportunities to directors, officers, key employees and eligible consultants of the Company to acquire and maintain stock ownership in the Company, in order to give these persons the opportunity to participate in the Company’s growth and success, and to encourage them to remain in the service of the Company. While shares were issued in 2017 as compensation for past years of service, no additional shares have been or are planned to be issued for compensation since the issuance of those shares.

C.   Board Practices

Each director holds office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act, British Columbia, which is the current governing corporate act.

During the most recently completed fiscal year, there are no arrangements (standard or otherwise) under which directors of the Company were compensated by the Company or its subsidiaries for services rendered in their capacity as directors, nor were any amounts paid to the directors for committee participation or special assignments, other than issuing shares in 2017.  There were no arrangements under which the directors would receive compensation or benefits in the event of the termination of that office.

The Company does not have an audit committee at the present time. The Company is currently seeking suitable individuals to serve on an audit committee.

The audit committee is responsible for selecting, evaluating and recommending the Company’s auditors to the Board of Directors for shareholder approval; evaluating the scope and general extent of the auditors’ review; overseeing the work of the auditors; recommending the auditors’ compensation to the Board of Directors; and assisting with the resolution of any disputes between management and the auditors regarding financial reporting.  The audit committee is also responsible for reviewing the Company’s annual and interim financial statements and recommending their approval to the Board of Directors; reviewing the Company’s policies and procedures with respect to internal controls and financial reporting; and establishing procedures for dealing with complaints regarding accounting, internal controls or auditing matters.

The Company does not have a compensation or corporate governance committee at the present time. The Company is trading on the Other OTC as a non-reporting private issuer currently without registration statement Form 20-F (Foreign Private Issuer) and as such it believes that it is not required to have such committees.

D.   Employees

The Company currently has one officer and no employees.  Employees will be added as required.

E.   Share Ownership

Our directors and officer own the indicated shares of common stock as at the date hereof; percentages are based on 303,513,081 shares of one class of common stock issued and outstanding as at October 31, 2019.

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at October 31, 2019
Greg Rubin (including as a control person of parent owners, Central Asia Franchise Holdings, Ltd., and Blockchain Technology Corporation)	141,700,000	46.69%

Tamar Gulkarow (Collectors Holding Company Ltd -sole officer and director)	59,987,680	19.76%
Simon Rubin	55,000	0.02%
V. Abramov	120,000	0.04%
Yuri Abramov	175,000	0.06%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, only two persons   beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights based on the 303,513,081 shares outstanding at October 31, 2019. Collectors Holding Company Ltd owns 59,987,680 common shares or 19.76% of the issued and outstanding shares.

The Company has approximately 256 shareholders of record at October 31, 2019.  The shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 20%.

To the best of our knowledge, less than 1.5% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 1%. These assumptions are based on our shareholder registry issued by Nevada Agency and Transfer Company’s (NATCO) as of October 31, 2019.

To our knowledge, we are not owned by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company through corporate controlling shareholders and proxies own or control approximately 67% of the common voting shares as a result the percentage of shares controlled by the directors currently represents voting control of the Company.

B.   Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in the consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

Related Party Transactions

During the year ended December 31, 2018, the Company recognized a gain on settlement of amounts due to the Company’s Chief Executive Officer of $205,102 (2017 - $154,179) as a result of being settled with 20,000 Bitcoin Futures (XBU) digital currency (December 31, 2017 – 2,000 XBU). As at September 30, 2019, $48,077 is due to the Company’s Chief Executive Officer and $4,848 due to a company owned by the Company’s Chief Executive Officer for operating advances made to the Company.

During the year ended December 31, 2017, the Company issued 350,000 common shares to directors for services provided and recorded the fair value of the shares, $374,500, as directors’ fees.

During the year ended December 31, 2018, the Company paid $20,200 to a company controlled by a family member of the CEO for marketing services.

Promissory Notes

The Company issued a convertible promissory note on September 5, 2019 to Rembus Investments LLC, a third party lender- in the amount of $11,760 USD. This note is payable at the rate of 8% per annum until converted up to September 5 2022 and can be converted based on a 40% discount to the average of the three lowest trade prices of the common stock in the in the 10 days prior to conversion.

Compensation of Directors and Key Personnel

The Company incurred management and directors’ fees for services provided by key directors or management personnel for the years ended December 31, 2018, 2017 and 2016, as described below.

Directors Fees

	2018	2017	2016
	$	$	$
Management and Directors Fees (cash)	0	0	0
Shares issued	0	374,500	0
Total value of shares and cash	0	374,500	0

C.   Interest of Experts and Counsel

None.

Item 8.   Financial Information

A.   Consolidated Statements and Other Financial Information

See the consolidated financial statements under Item 17.

On October 21, 2019, the Company filed its response in the Canadian federal court (case number T-2141-18) denying the claims made by LoyaltyOne Co for trademark infringement and other damages seeking relief in the base amount of $50,000. The Company does not believe that the claims have merit or that they will succeed.

B.   Significant Changes

Item 9.   The Offer and Listing

A.   Offer and Listing Details

The Company’s common shares are traded on the “Other OTC” under the symbol BITCF; the shares are not listed on any exchange or traded on any other medium expect the private Expert Market, a quotation system organized by the OTC Markets which is only viewable by Broker Dealers registered with FINRA.

The following table sets forth the closing prices on the OTC Markets and the OTC for the periods indicated, on December 31, 2016, December 31 2017 and December 31 2018. See Item 10A below.

Closing Price
By Years ending in 2018, 2017 & 2016	US$
2018	$0.074
2017	$1.07
2016	$0.029

On October 31, 2019, the closing price was US$0.18 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See “Offer and Listing Details” above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issuer.

Not applicable.

Item 10.   Additional Information

A.   Share Capital

Authorized

21,000,000,000 common shares without par value are authorized in the amended articles of incorporation however, management resolved in 2017 to reduce the authorized capital to 500,000,000  common shares with a par value of $0.001. The Company has not yet taken steps to amend its articles to reflect this corporate resolution.

Issued and Outstanding

	Number of Common Shares	Amount $
Balance, January 1, 2016	304,316,517	3,457,597
Balance, December 31, 2016	304,316,517	3,457,597
Shares cancelled	(6,240,150)	(70,900)
Shares issued for mining services	3,415,924	2,356,988
Shares issued to consulting services	350,000	374,500
Balance, December 31, 2017	301,842,291	6,118,186
Shares issued	70,790	-
Balance, December 31, 2018	301,913,081	6,118,186
Shares issued	1,600,000	312,000
Balance, September 30, 2019	303,513,081	6,430,186

B.   Memorandum and Articles of Association

The Company is registered under the Business Corporations Act (formerly the “Company Act”) of the Province of British Columbia, Canada (BC number: BC0747962).

With respect to directors, under the by-laws, a director who is a party to a material contract or proposed material contract with us, or is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with us, must disclose to us in writing the nature and extent of such interest.  An interested director can vote on only a limited number of such matters (securing a loan from the director to the Company, his remuneration, indemnity or insurance, or a contract with an affiliate) provided the interest is disclosed.  Otherwise, even with disclosure of the interest, such a director cannot vote on a material contract or proposed material contract.  A contract approved by the board of directors is not voidable because one or more directors has a conflict of interest, if the conflict is disclosed and the interested director(s) do not vote on the matter.  Subject to the conflict of interest provisions summarized above, there is no restriction in the by-laws on the power of the board of directors to have the Company borrow money, issue debt obligations, or secure debt or other obligations of the Company.  The by-laws contain no provision for the retirement or non-retirement of directors under an age limit requirement.  A director is not required to hold any shares of the Company in order to be a director.

The Articles of the Company provide for the issuance of up to 21,000,000,000 shares of common stock with no par value, however the Company intends to reduce the authorized capital to 500,000,000 common shares with a par value of $0.001.  All holders of common stock have equal voting rights, equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the corporation.  The common shares are not subject to any redemption or sinking fund provisions.  Directors serve from year to year, there being no provision for a staggered board; cumulative voting for directors is not allowed.  Between annual general meetings, the existing board can appoint one or more additional directors to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting.  All issued and outstanding shares are fully paid and non-assessable securities.

In order to change the rights of the holders of common shares, the passing of a special resolution by such shareholders is required, being the affirmative vote of not less than 2/3 of the votes cast in person or by proxy at a duly called meeting of shareholders.

An annual meeting of shareholders must be called by the board of directors not later than 15 months after the last annual meeting.  The board at any time may call a special meeting of shareholders.  Notice of any meeting must be sent not less than 21 and not more than 60 days before the meeting, to every shareholder entitled to vote at the meeting.  All shareholders entitled to vote are entitled to be present at a shareholders meeting.  A quorum is the presence in person or by proxy of the holders of at least 5% of the issued and outstanding shares of common stock.

Except under the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or our charter documents.  The Investment Canada Act (“ICA”) requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA.  The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment.  It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the ICA.  If an investment is reviewable under the ICA, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada.  If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

C.   Material Contracts

Except as otherwise disclosed in this Form 20-F, we have no material contracts.

D.   Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock.

E.   Taxation

The Company is a British Columbia corporation which, since it conducts no business in Canada, has not paid taxes in Canada.

Canadian Holders are subject to Canada taxation regarding their capital gains and losses.

Canadian Federal Income Tax Information for United States Residents

The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in the Company and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, (or the “Canadian Tax Act”):

●	deal at arm’s length and are not affiliated with us;

●	hold such shares as capital property;

●	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

●	have not been at any time residents of Canada; and

●	are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), (the Convention).

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES.

THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF PURCHASING, OWNING OR DISPOSING OF OUR COMMON SHARES ARISING UNDER CANADIAN FEDERAL, CANADIAN PROVINCIAL OR TERRITORIAL, U.S. FEDERAL, U.S. STATE OR LOCAL TAX LAWS OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

This summary is based on the current provisions of the Canadian Income Tax Act, proposed amendments to the Canadian Income Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Canada-US Tax Convention as in effect on the date hereof.  No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

This summary is not an exhaustive description of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein.  No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the opinions expressed herein.

A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention.  Our common shares will not constitute “taxable Canadian property” if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock. In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares from such liability provided that the value of our common shares is not derived principally from real property situated in Canada. The Convention may not be available to a U.S. Resident that is a U.S. LLC which is not subject to tax in the U.S.

Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

●	5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or

●	15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

●	tax-exempt organizations and pension plans;

●	persons subject to an alternative minimum tax;

●	banks and other financial institutions;

●	insurance companies;

●	partnerships and other pass-through entities (as determined for United States federal income tax purposes);

●	broker-dealers;

●	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and

●	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

●	an individual citizen or resident of the United States;

●	a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

●	a trust if both a United States Court is able to exercise primary supervision over the administration of the trust; and one or more United States persons have the authority to control all substantial decisions of the trust.

TAX MATTERS ARE VERY COMPLICATED AND THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

NOTE THAT THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT WITHIN THE UNITED STATES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Ownership of Shares.

The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading “Sale of Shares” below).

For taxable years beginning before January 1, 2009, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market).  Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading “Passive Foreign Investment Companies”). A foreign corporation that is a PFIC for any taxable year within a U.S. person’s holding period generally is treated as a PFIC for all subsequent years in the U.S. person’s holding period.  Although we have not been, are not now, and do not expect to be a PFIC, and we don’t expect to pay dividends, you should be aware of the following matters in the event that we do become a PFIC and do pay dividends.

If we were to become a PFIC, then U.S. Holders who acquire our common shares may be treated as holding shares of a PFIC throughout their holding period for the purpose of determining whether dividends received from us are dividends from a qualified foreign corporation. As a consequence, dividends received by U.S. Holders may not be eligible for taxation at the preferential rates applicable to long-term capital gains.

If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received, may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally, such gains and losses will be ordinary income or loss from U.S. sources.

U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the U.S. Holder’s U.S. federal income tax liability as discussed below under the heading “Foreign Tax Credit”). Corporate U.S. Holders generally will not be allowed a dividend received deduction with respect to dividends they receive from us.

Foreign Tax Credit

Generally, the dividend portion of a distribution received by a U.S. Holder will be treated as income in the passive income category for foreign tax credit purposes. Subject to a number of limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability (in lieu of a deduction) for Canadian withholding tax deducted from its distributions. The credit may be claimed only against U.S. federal income tax attributable to a U.S. Holder’s passive income that is from foreign sources.

If we were to become a qualified foreign corporation with respect to a non-corporate U.S. Holder, dividends received by such U.S. Holder will qualify for taxation at the same preferential rates that apply to long-term capital gains. In such case, the dividend amount that would otherwise be from foreign sources is reduce by multiplying the dividend amount by a fraction, the numerator of which is the U.S. Holder’s preferential capital gains tax rate and the denominator of which is the U.S. Holder’s ordinary income tax rate. The effect is to reduce the dividend amount from foreign sources, thereby reducing the U.S. federal income tax attributable to foreign source income against which the credit may be claimed. Canadian withholding taxes that cannot be claimed as a credit in the year paid may be carried back to the preceding year and then forward 10 years and claimed as a credit in those years, subject to the same limitations referred to above.

The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders and prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Sale of Shares

Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15%. A Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies

We will be a PFIC if, in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income.  Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year.

If we were a PFIC in the future, gain realized by a U.S. Holder from the sale of PFIC Shares and certain dividends received on such shares would be subject to tax under the excess distribution regime, unless the U.S. Holder made one of the elections discussed below. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale of PFIC Shares would be calculated by allocating the gain rateably to each day the U.S. Holder held its shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income.  Gain allocated to all other years would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on PFIC Shares by a U.S. Holder during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) would be taxed in a similar manner.

A U.S. Holder may avoid taxation under the excess distribution regime by making a qualified electing fund (“QEF”) election. For each year that we would meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any.  The U.S. Holder’s adjusted tax basis in our shares would be increased by the amount of such income inclusions.  An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend and would decrease the U.S. Holder’s adjusted tax basis in our shares. Gain realized from the sale of our shares covered by a QEF election would be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections, only if we agree to provide to the U.S. Holders, which we do, the information they will need to comply with the QEF rules.  Generally, a QEF election should be made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A QEF election is made on IRS Form 8621.

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election.  An electing U.S. Holder would include in gross income the increase in the value of its PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its PFIC Shares during each of its taxable years.  Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources.  Deductions for any year are limited to the amount by which the income inclusions of prior year’s exceed the income deductions of prior years. Gain from the sale of PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources.  A mark-to-market election is timely if it is made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-to-market election is also made on IRS Form 8621.

As noted above, a PFIC is not a qualified foreign corporation and hence dividends received from a PFIC are not eligible for taxation at preferential long-term capital gain tax rates.  Similarly, ordinary income included in the gross income of a U.S. Holder who has made a QEF election or a market-to-market election, and dividends received from corporations subject to such election, are not eligible for taxation at preferential long-term capital gain rates. The PFIC rules are extremely complex and could, if they apply, have significant, adverse effects on the taxation of dividends received and gains realized by a U.S. Holder.  Accordingly, prospective U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of these rules to their particular circumstances.

Controlled Foreign Corporation

Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a “controlled foreign corporation” (“CFC”).  We do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC.  Prospective U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding

United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%.  Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

Not applicable.

H.   Documents on Display

Not applicable.

I.   Subsidiary Information

See the notes to the consolidated financial statements attached to this Form.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

See the notes to the consolidated financial statements attached to this Form.

Item 12.   Description of Securities Other Than Equity Securities

Not Applicable

PART II

Not Applicable

PART III

Item 17.   Financial Statements

The following consolidated financial statements are filed as Exhibit 99.1 with this FORM 20-F.  All of the financial information is presented in accordance with International Financial Reporting Standards

Consolidated Audited Financial Statements for the years ended December 31, 2017 and 2016
Management Discussion and Analysis for the year ended December 31, 2017

Consolidated Audited Financial Statements for the years ended December 31, 2018 and 2017
Management Discussion and Analysis for the year ended December 31, 2018

Unaudited Condensed Consolidated Interim Financial Report for the three and nine months ended September 30, 2019 and 2018
Management Discussion and Analysis for the nine months ended September 30, 2019

Item 18.   Financial Statements

Not applicable

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation.
3.(ii)	By-laws (Schedule “A”)
3.(iii)	Certificate of Good Standing
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016, and the three and nine months ended September 30, 2019*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

First Bitcoin Capital Corp.

Date: January 7, 2020	/s/ Greg Rubin
Greg Rubin
Chief Executive Officer

FIRST BITCOIN CAPITAL CORP.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

And Independent Auditor’s Report

(Expressed in U.S. Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of First Bitcoin Capital Corp.

Opinion

We have audited the consolidated financial statements of First Bitcoin Capital Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017, the consolidated statements of income/loss and comprehensive income/loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has incurred significant losses since inception and has a working capital deficit and accumulated deficit as at December 31, 2018. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis for the year ended December 31, 2018 but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Chartered Professional Accountants
Vancouver, BC, Canada

September 6, 2019

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Financial Position
As at December 31, 2018 and 2017
(Expressed in U.S. Dollars)

	December 31,	December 31,
	2018	2017
ASSETS
Current Assets
Cash	$5,622	$6,540
Accounts receivable (Note 12)	166,500	100,000
Other receivables	1,802	-
Digital currencies (Note 6 and Schedule A)	10,933	101,842
	184,857	208,382
Security deposit	4,105	-
Investments (Note 5)	95,760	500,000
Digital currencies (Note 6 and Schedule B)	1	489,417
Convertible promissory note (Note 7)	1	-
Equipment (Note 8)	80,628	82,033
	$365,352	$1,279,832
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$75,401	$35,586
Payable to related parties (Note 11)	16,696	202,348
Operating advances (Note 12)	166,500	-
	258,597	237,934
SHAREHOLDERS’ EQUITY
Share capital (Note 10)	6,118,186	6,118,186
Accumulated other comprehensive (loss) income	(128,273)	433,136
Deficit	(5,883,158)	(5,509,424)
	106,755	1,041,898
	$365,352	$1,279,832

NATURE OF OPERATIONS (Note 1)

CONTINGENCIES AND COMMITMENTS (Note 15)

EVENTS AFTER THE REPORTING DATE (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED BY THE BOARD:

Director

Director

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Income/Loss and Comprehensive Income/Loss

For the Years Ended December 31, 2018 and 2017

(Expressed in U.S. Dollars)

	2018	2017
REVENUES
Software development (Note 12)	$166,500	$100,000
Consulting fees (Note 5b)	76,000	-
	242,500	100,000
EXPENSES
Depreciation	34,187	9,392
Directors’ fees (Note 11)	-	374,500
General and administration	66,934	31,981
Mining activity fees (Note 10)	-	2,356,988
Product development	69,134	23,777
Professional fees	91,815	42,978
Rent	38,700	-
Sales and marketing	55,283	8,649
	356,053	2,848,265
LOSS BEFORE OTHER INCOME (LOSS)	(113,553)	(2,748,265)

OTHER INCOME (LOSS)
Gain on exchange of digital currencies for investments (Note 5)	-	150,000
Gain on exchange or acquisition of digital currencies	-	110,697
Gain on settlement of payable to related party (Note 11)	205,102	154,179
Impairment of digital currencies (Note 6)	(489,417)	-
Other income	4,475	277
	(279,840)	415,153
NET LOSS	(393,393)	(2,333,112)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently into net income or loss
Investment fair value adjustment (Note 5)	(480,240)	350,000
Digital currency revaluation adjustment (Note 6)	(61,510)	83,136
	(541,750)	433,136
COMPREHENSIVE LOSS	$(935,143)	$(1,899,976)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE	$(0.001)	$(0.008)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	301,897,565	301,233,431

The accompanying notes are an integral part of these consolidated financial statements.

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2018 and 2017

(Expressed in U.S. Dollars)

	Share Capital		Accumulated Other Comprehensive Income
	Number of Shares	Amount	Fair Value Reserve	Digital Currency Revaluation Reserve	Deficit	Total
Balances, December 31, 2016	304,316,517	$3,457,597	$-	$-	$(3,247,212)	$210,385
Shares cancelled (Note 10)	(6,240,150)	(70,900)	-	-	70,900	-
Shares issued for services (Note 10)	3,765,924	2,731,489	-	-	-	2,731,489
Net loss	-	-	-	-	(2,333,112)	(2,333,112)
Other comprehensive income	-	-	350,000	83,136	-	433,136
Balances, December 31, 2017	301,842,291	6,118,186	350,000	83,136	(5,509,424)	1,041,898
Shares issued (Note 10)	70,790	-	-	-	-	-
Net loss	-	-	-	-	(393,393)	(393,393)
Other comprehensive loss	-	-	(480,240)	(61,510)	-	(541,750)
Transferred to deficit	-	-	-	(19,659)	19,659	-
Balances, December 31, 2018	301,913,081	$6,118,186	$(130,240)	$1,967	$(5,883,158)	$106,755

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

(Expressed in U.S. Dollars)

	2018	2017
OPERATING ACTIVITIES
Net loss	$(393,393)	$(2,333,112)
Items not affecting use of cash
Depreciation	34,187	9,392
Expenses settled with digital assets	29,397	575
Share-based payments	-	2,731,488
Shares received as payment for consulting fees	(76,000)	-
Gain on exchange of digital currencies for investments	-	(150,000)
Gain on exchange or acquisition of digital currencies	-	(110,697)
Gain on settlement of payable to related party	(205,102)	(154,179)
Impairment of digital currencies	489,417	-
	(121,494)	(6,533)
Changes in non-cash working capital items
Accounts receivable	(66,500)	(100,000)
Other receivables	(1,802)	-
Security deposit	(4,105)	-
Accounts payable and accrued liabilities	39,815	35,586
	(154,086)	(70,947)
INVESTING ACTIVITIES
Purchase of property and equipment	(32,782)	(91,425)

FINANCING ACTIVITIES
Operating advances received	185,950	162,952
	185,950	162,952
(DECREASE) INCREASE IN CASH	(918)	580

CASH, BEGINNING OF YEAR	6,540	5,960

CASH, END OF YEAR	$5,622	$6,540

The accompanying notes are an integral part of these consolidated financial statements.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

First Bitcoin Capital Corp. (the “Company”) is engaged in the business of digital cryptocurrency development and blockchain development. The Company was originally organized in the State of Nevada on November 7, 1989 as United Development International. In July 2005, the Company was renamed Mindenao Gold Mining Corporation and reincorporated in the State of Oregon. On February 6, 2006, the Company dissolved its filing in the State of Oregon and reincorporated in British Columbia, Canada as Grand Pacaraima Gold Corp. On February 27, 2014, the Company changed its name to First Bitcoin Capital Corp., which was approved by the Financial Industry Regulatory Authority on November 15, 2016.

The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard St, Vancouver, British Columbia V6C 2Z7, Canada.

The Company has incurred significant losses since inception and as at December 31, 2018 has a working capital deficit of $73,740 and an accumulated deficit of $5,883,158. These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on being able to raise the necessary funding to continue operations, through the issuance of shares to the public, debt financings, joint arrangements and other contractual arrangements, or being able to operate profitably in the future. These consolidated financial statements do not reflect the adjustments or reclassifications which would be necessary if the Company were unable to continue its operations in the normal course of business.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at fair value, as explained in the accounting policies set out in Note 3. The Company adopted new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenues from contracts with customers as of January 1, 2018. There was no impact on the measurement or presentation of the Company’s consolidated financial statements as a result of the adoption of these new standards, except that the Company elected to classify investments in equity instruments which are not held for trading as measured at fair value through other comprehensive income. The classification and measurement of financial instruments is further described in Note 3(d).

(c)	Authorization

These consolidated financial statements were approved and authorized for issue by the board of directors on September 6, 2019.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Bitcoin ATM Franchise Holdings Corp., Bitminer CC Ltd., CoinQX Exchange Ltd., Score Holdings International Corp., and First Bitcoin Capital LLC. All intra-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and judgments and to form assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The results of these assumptions form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the Company’s preparation of these consolidated financial statements include, among others, the valuation of digital currencies and investments in equity instruments, and the estimated future operating results and net cash flows from equipment and deferred tax assets. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments used by the Company include the expected economic lives of assets, the classification of financial instruments, and the application of the revaluation model for digital currencies considered to be actively traded.

(c)	Foreign currencies

The reporting and functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions in foreign currencies are initially recorded at the exchange rate of the functional currency at the date of the transaction. At each statement of financial position date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the functional currency as at the period ending date. Non-monetary items measured in terms of historical cost in a foreign currency are translated using exchange rates as at the initial transaction dates. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at date when the fair value was measured. All foreign currency translation gains and losses are included in the consolidated statement of loss.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Financial instruments

Financial instruments consist of financial assets and financial liabilities and are initially recognized at fair value, plus transaction costs if the financial instrument is not subsequently measured at fair value through profit and loss.

Financial assets are measured subsequently at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit and loss (“FVTPL”) based on the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Financial assets which are investments in equity instruments are measured subsequently at FVTPL unless they are not held for trading and are designated as FVOCI. Financial liabilities are measured subsequently at amortized cost, except for derivatives and certain other specified exceptions measured FVTPL

The Company classifies its financial instruments as follows:

Financial instrument	Previous classification under IAS 39	Current classification under IFRS 9
Cash	Amortized cost	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Investments	Available-for-sale	Designated as FVOCI
Convertible promissory note	N/A	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Payable to related parties	Other financial liabilities	Amortized cost
Operating advances	Other financial liabilities	Amortized cost
Corporate debts	Other financial liabilities	Amortized cost

Fair value measurements are determined based on quoted prices or appropriate valuation methods. Gains and losses on investments in equity instruments designated as FVOCI are recognized in other comprehensive income until they are derecognized. Dividends from these investments are recognized in profit and loss.

Financial instruments classified as amortized cost are measured at amortized cost using the effective interest method, adjusted as required for credit-impaired financial assets.

Financial assets measured at amortized cost are subject to a loss allowance for expected credit losses resulting from default events that are possible within 12 months after the reporting date, or an allowance for lifetime expected losses for certain trade receivables, contract assets and lease receivables, and for financial assets where credit risk has increased significantly since initial recognition. Changes in the amount of expected credit losses are recognized as an impairment gain or loss in profit and loss.

Financial assets are derecognized when the contractual rights to the cash flows expire, for certain transfers, or when there is no reasonable expectation of recovering the financial asset. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Financial instruments (continued)

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

●	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 – inputs for the asset or liability that are not based on observable market data.

(e)	Cash

Cash is composed of cash at banks and on hand. The Company did not hold cash equivalents at the statement of financial position dates.

(f)	Digital currencies

Digital currencies include cryptocurrencies that the Company has acquired or issued and are considered indefinite life assets because they do not expire or deteriorate over time.

Digital currencies without an active market are recorded at cost less any accumulated impairment losses. Management conducts an impairment test at least annually by comparing carrying values to recoverable amounts and when there is an indication of impairment, an impairment charge is recorded. Changes arising from the impairment tests are recorded by the Company prospectively.

Digital currencies with an active market are recorded at fair value by reference to the active market, less any subsequent accumulated impairment losses. Increases in carrying values are recognized in other comprehensive income as revaluation surplus or in net income or loss to the extent it reverses a revaluation decrease previously recognized. Decreases in carrying values are recognized in net income or loss or in other comprehensive income to the extent of any credit balance in the revaluation surplus account.

(g)	Equipment

Equipment consists of automated check cashing kiosks, computer equipment and furniture. Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses and is depreciated as follows:

Automated check cashing kiosks – Five years (straight-line basis)

Computer equipment – 55% (declining balance basis)

Furniture – 10% (straight line basis)

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment and digital currencies to determine whether there is an indication that those assets are impaired. If any such indication exists, the extent of the impairment charge is determined based on the estimated recoverable amount of the asset.

The recoverable amount of the asset used for this purpose is the higher of the fair value less costs to sell and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset is estimated to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the statement of loss and comprehensive loss, unless the asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(i)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset when it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Comprehensive income or loss

Other comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive income or loss comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available-for-sale and digital currencies measured using the revaluation model will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the statement of financial position.

(k)	Income taxes

The provision for income taxes consists of current and deferred tax expense and is recorded in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the period, adjusted for amendments to tax payable for previous years.

Deferred tax assets and liabilities are computed using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities on the statement of financial position and their corresponding tax values, using the enacted or substantially enacted, income tax rates at each statement of financial position date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized by use of a valuation allowance to reflect the estimated realizable amount.

(l)	Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of instruments which are convertible to common share equivalents.

4.	NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

The following is a summary of significant new standards, amendments and interpretations that have been issued but not yet adopted in these consolidated financial statements:

(a)	IFRS 16 Leases (“IFRS 16”)

IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the potential impact of IFRS 16.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

5.	INVESTMENTS

Investee	Symbol	Shares held	Cost	Fair value

Singlepoint Inc.	SING	5,000,000	$150,000	$59,500
Medical Cannabis Payment Solutions, Inc.	REFG	2,000,000	76,000	36,260
			$226,000	$95,760

(a)	The Company holds 5 million common shares of Singlepoint Inc., a company trading on the OTCQB Venture Market in the United States of America. The shares were acquired on August 3, 2017 through the exchange of 1 million WEED coins, a digital currency which was recorded at nominal value. The Company recognized a gain on exchange of the digital currency for the investment of $150,000 during the year ended December 31, 2017. As at December 31, 2018, the fair value of the Singlepoint Inc. common shares, measured at the quoted market price (Level 1 of the fair value hierarchy), is $59,500 (2017 - $500,000).

(b)	During the year ended December 31, 2018, the Company entered into an agreement whereby Medical Cannabis Payment Solutions, Inc., a company trading on the OTC Pink Open Market in the United States of America, issued 2,000,000 common shares to the Company in exchange for a project analysis and technical information on WEED tokens. The shares were recognized as payment for consulting services with an initial fair value of $76,000. As at December 31, 2018, the fair value of the Medical Cannabis Payment Solutions, Inc. common shares, measured at the quoted market price (Level 1 of the fair value hierarchy), is $36,260.

The Company has elected to classify these investments as FVOCI as they are not held for trading.

6.	DIGITAL CURRENCIES

	Digital Currencies recorded at Cost	Digital Currencies measured at Fair Value	Total
Balance, December 31, 2016	$398,000	$-	$398,000
Additions	91,990	126,077	218,067
Disposals	(573)	(107,371)	(107,944)
Increase in revaluation reserve	-	83,136	83,136
Balance December 31, 2017	489,417	101,842	591,259
Disposals	-	(29,399)	(29,399)
Impairment	(489,417)	-	(489,417)
Decrease in revaluation reserve	-	(61,510)	(61,510)
Balance December 31, 2018	$1	$10,933	$10,934

Carrying amounts
Balance, December 31, 2017	$489,417	$101,842	$591,259
Balance, December 31, 2018	$1	$10,933	$10,934

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

6.	DIGITAL CURRENCIES (continued)

During the year ended December 31, 2018, the Company recorded an impairment of $489,417 on digital currencies recorded at cost as the market activity for these digital currencies has decreased significantly during the year and the future monetization of these assets is uncertain. The Company also recorded a decrease of $61,510 related to changes in the fair values of digital currencies measured at fair value at the quoted market price (December 31, 2017 – increase of $83,136) using prices quoted on www.coinmarketcap.com.

7.	CONVERTIBLE PROMISSORY NOTE

On December 31, 2018, the Company entered into an agreement to issue 600 million BIT tokens, a digital currency, to Kronos Advances Technologies Inc. (Kronos), a Company trading on the OTC Pink Open Market in the United States of America, in exchange for a $1 million convertible promissory note. The note bears simple interest at 5% per annum, matures on December 31, 2023, and is convertible to common shares of Kronos at any time after June 30, 2019 at a price per share that is 80% of the market price at the time of conversion. Conversion is subject to certain restrictions, including that the holder is not entitled to convert any portion of the note that would result in beneficial ownership by the holder of more than 9.99% of the common share of Kronos.

The Company has recorded the note and the conversion feature at nominal value at initial recognition and at December 31, 2018 and has not recognized interest income from the note during the year ended December 31, 2018, as repayment of the note or realization of value from conversion is uncertain.

8.	EQUIPMENT

	Automated Check Cashing Kiosks	Computer Equipment	Office Furniture	Total
Cost
Balance, December 31, 2016	$-	$-	$-	$-
Additions	90,000	1,425	-	91,425
Balance, December 31, 2017	90,000	1,425	-	91,425
Additions	-	27,893	4,889	32,782
Balance, December 31, 2018	$90,000	$29,318	$4,889	$124,207
Accumulated depreciation
Balance, December 31, 2016	$-	$-	$-	$-
Additions	9,000	392	-	9,392
Balance, December 31, 2017	9,000	392	-	9,392
Additions	18,000	15,698	489	34,187
Balance, December 31, 2018	$27,000	$16,090	$489	$43,579

Carrying amounts
Balance, December 31, 2017	$81,000	$1,033	$-	$82,033
Balance, December 31, 2018	$63,000	$13,228	$4,400	$80,628

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

9.	INCOME TAXES

At December 31, 2018, the Company has deferred tax assets of approximately $905,000 (December 31, 2017 - $683,000) which have not been recognized on the consolidated statement of financial position as their future realization is uncertain.

At December 31, 2018, the Company has unrecognized non-capital losses for income tax purposes of approximately $3.0 million (December 31, 2017 - $3.0 million) which may be used to offset future taxable income and which will expire between 2026 and 2038 if not utilized to reduce taxable income.

10.	SHARE CAPITAL

The Company is authorized to issue 21,000,000,000 common shares with no par value. At December 31, 2018, 301,913,081 common shares were issued and outstanding (December 31, 2017 – 301,842,291).

During the year ended December 31, 2017, the Company issued 3,415,924 common shares in trust as compensation for third parties who had “mined” the Company’s BIT digital currency and traded the BIT digital currency for the Company’s BITCF digital currency. The common shares were valued at $2,356,988 on the date they were issued.

In addition, 350,000 common shares were issued to directors for services (Note 11) and 6,240,150 common shares were returned to treasury and cancelled during the year ended December 31, 2017.

On August 2, 2017, the Company approved a ten percent (10%) quarterly dividend to its shareholders of record as of September 12, 2017 to be paid with the digital currency TeslaCoilCoin (“TESLA coin”). As the digital currency dividend payment has not been approved by the Financial Industry Regulatory Authority, the Company has not paid or recorded the dividend during the years ended December 31, 2017 and 2018.

During the year ended December 31, 2018, the Company issued 70,790 shares for no additional consideration to honor share certificates of the Company which were previously unrecognized.

11.	RELATED PARTY TRANSACTIONS

Payable to related parties includes $11,849 due to the Company’s Chief Executive Officer (December 31, 2017 - $197,500) and $4,848 due to a company owned by the Company’s Chief Executive Officer (December 31, 2017 - $4,848). During the year ended December 31, 2018, the Company recognized a gain on settlement of amounts due to the Company’s Chief Executive Officer of $205,102 (2017 - $154,179) as a result of being settled with 20,000 Bitcoin Futures (XBU) digital currency (December 31, 2017 – 2,000 XBU).

During the year ended December 31, 2017, the Company issued 350,000 common shares to directors for services and recorded the fair value of the shares, $374,500, as directors’ fees.

During the year ended December 31, 2018, the Company paid $20,200 to a company controlled by a family member of the CEO for marketing services.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

12.	DISTRIBUTED LEDGER TECHNOLOGY SERVICES AGREEMENT

On November 1, 2017, the Company entered into a supply chain technology services agreement with Petroteq Energy Inc. (“Petroteq”) whereby the Company was engaged to design and build a blockchain-based platform for Petroteq to be used by Petroteq and other companies engaged in international oil and gas operations.

The Company received an initial installment of $100,000 in January 2018 for services rendered under the agreement and agreed to a reduced final base compensation payment of $166,500 which was paid subsequent to December 31, 2018 through the cancellation of the Company’s liability for operating advances as at December 31, 2018.

On September 6, 2019, the Company agreed to transfer exclusive ownership of the project architecture and platform to Petroteq in exchange for a payment of 250,000 Petroteq common shares. No further compensation, license fees or royalties are payable to the Company under the agreement.

13.	MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard the Company’s ability to continue as a going concern in order to pursue its business strategies. The Company’s capital consists of its shareholders’ equity.

The Company manages and adjusts its capital structure whenever changes to the risk characteristics of its underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of certain assets.

In order to facilitate the management of its capital requirements, the Company maintains a flexible capital structure which optimizes the cost of capital at an acceptable level of risk and makes adjustments on it in the light of changes in economic conditions and the risk characteristics of its underlying assets. As of the consolidated financial statement dates there are no external restrictions on the Company’s capital.

14.	FINANCIAL INSTRUMENT RISK MANAGEMENT

(a)	Fair value information

The Company classifies and discloses its fair value measurements based on the three-level hierarchy described in Note 3(d). All of the Company’s financial instruments are carried at amortized cost except investments, as disclosed in Note 5, and convertible promissory note, as disclosed in Note 7. The carrying amounts of financial instruments which are carried at amortized cost approximate their fair values due to their short-term maturities or nominal value.

(b)	Financial instrument risk exposure

The Company’s financial instruments are exposed to certain risks, which include credit risk, liquidity risk and market price risk.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in U.S. Dollars)

14.	FINANCIAL INSTRUMENT RISK MANAGEMENT (continued)

(b)	Financial instrument risk exposure (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable are due from a single customer and were settled in full subsequent to the year ended December 31, 2018. As such, the Company considers this risk to be minimal and the Company has not recorded an expected credit loss allowance against accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accrued liabilities, due to related parties and operating advances are due within the next 12 months. The Company manages liquidity risk through the management of its capital structure (Note 13).

Market risk

The Company is exposed to market risk related to the fluctuation in the market prices of its investments and digital currencies. The market prices for the Company’s investments and digital currencies have experienced significant volatility over the period covered by these financial statements and the Company therefore closely monitors the market value of its investments and digital currencies in order to determine the most appropriate course of action.

15.	CONTINGENCIES AND COMMITMENTS

On March 1, 2018, the Company entered into a 3-year office lease which will require estimated annual lease payments of $47,600 in 2019, $49,000 in 2020, and $8,200 in 2021.

During the year ended December 31, 2018, the Company was given notice of a claim for trademark infringement and other damages seeking relief in excess of $50,000. The Company does not believe that the claim has merit or that it will succeed.

16.	EVENTS AFTER THE REPORTING DATE

On July 12, 2019, the Company entered into an agreement to issue 1.6 million common shares as consideration for the acquisition of a Bitcoin kiosk/ATM device patent registered with the United States Patent and Trademark Office.

On July 22, 2019, the Company entered into an agreement with Digital Asset Monetary Network Inc. (“DigitalAMN”), a company traded on the OTC Pink Open Market in the United States of America, whereby the Company transferred 1 billion First Bitcoin (BIT) coins, a digital currency, to DigitalAMN in exchange for 10,000 shares of DigitalAMN’s Series BB Convertible Preferred Stock.

FIRST BITCOIN CAPITAL CORP.	Schedule A
Schedule of Digital Currencies - Current As at December 31, 2018 and 2017 (Expressed in U.S. Dollars)

	December 31, 2018			December 31, 2017
At Fair Value (Current)	Quantity	Fair Value at December 31, 2018	Carrying and Fair Value	Quantity	Fair Value at December 31, 2017	Carrying and Fair Value
BitCoin (BTC)	2.2302	$3,742.70	$8,347	6.0329	$14,156.40	$85,404
BitCoin Cash (BCH ABC/SV)	5.9500	$236.01	1,404	5.9500	$2,533.01	15,071
LiteCoin (LTC)	0.0645	$30.47	2	0.0645	$232.10	15
Omni (OMNI)	0.8925	$2.07	2	1.8925	$91.73	174
Tether (USDT)	1,165.9858	$1.01	1,178	1,165.9858	$1.01	1,178
			$10,933			$101,842

FIRST BITCOIN CAPITAL CORP.	Schedule B
Schedule of Digital Currencies - Non-current
As at December 31, 2018 and 2017
(Expressed in U.S. Dollars)

At Cost
(Non-current)		Cost per	Total			Cost per	Total
December 31, 2018	Quantity	Currency	Cost	Digital Currency	Quantity	Currency	Cost
KiloCoin (KLC)	998,560,007.00	$0.000398	$397,427	Carried forward			$489,417
TeslaCoilCoin (TESLA) *	3,988,609.00	$-	91,990	ETD	1,000,000,000.00	$-	-
Siacoin (SC)	342,347.83	$-	-	THY	1,000,000,000.00	$-	-
Alphabit (ABC)	199,999,981.82	$-	-	EVA	1,000,000,000.00	$-	-
Perkscoin	2,083,333.00	$-	-	QFA	1,000,000,000.00	$-	-
First Bitcoin (BIT)	20,699,497,315.42	$-	-	DLH	1,000,000,000.00	$-	-
OTC Coin	19,996,895,800.00	$-	-	GIA	1,000,000,000.00	$-	-
President Johnson (GARY)	54,987,192,536.00	$-	-	CHH	92,818,181,818.00	$-	-
Hillary (HILL)	55,967,772,167.00	$-	-	THA	1,000,000,000.00	$-	-
President Trump (PRES)	55,869,517,129.00	$-	-	AFR	1,000,000,000.00	$-	-
BURN	55,968,072,167.00	$-	-	SWR	1,000,000,000.00	$-	-
Bitcoin Futures (XBU)	8,977,777.00	$-	-	AAR	1,000,000,000.00	$-	-
Altcoin (ALT)	10,887.53	$-	-	ANZ	1,000,000,000.00	$-	-
BPU	8,999,000.00	$-	-	VOZ	1,000,000,000.00	$-	-
BPL	8,999,000.00	$-	-	AUA	1,000,000,000.00	$-	-
BCN	8,999,000.00	$-	-	BKP	1,000,000,000.00	$-	-
BXT	8,999,000.00	$-	-	JAL	1,000,000,000.00	$-	-
XBC	8,999,000.00	$-	-	JAA	1,000,000,000.00	$-	-
XOM	4,090,505.07	$-	-	JAT	1,000,000,000.00	$-	-
WEED	77,141,332.11	$-	-	HAD	1,000,000,000.00	$-	-
Fly (LOYAL)	2,254,750,118.00	$-	-	AXM	1,000,000,000.00	$-	-
Catalan Coin	92,233,720,368.00	$-	-	KLM	1,000,000,000.00	$-	-
OPRAH	1,266,805,361.03	$-	-	VRD	1,000,000,000.00	$-	-
HERB	888,888,888.00	$-	-	BAW	92,818,181,818.00	$-	-
MoshiachCoin	379,164.36	$-	-	FIN	1,000,000,000.00	$-	-
HEMP	100,000,000.00	$-	-	VIR	1,000,000,000.00	$-	-
MaidSafeCoin (MAID)	71.00	$-	-	CRK	1,000,000,000.00	$-	-
AFG	100,000,000,000.00	$-	-	NAX	1,000,000,000.00	$-	-
AAL	91,818,181,818.00	$-	-	ACA	1,000,000,000.00	$-	-
UAL	91,818,181,818.00	$-	-	CSN	1,000,000,000.00	$-	-
FFT	91,818,181,818.00	$-	-	AEE	1,000,000,000.00	$-	-
HAL	91,818,181,818.00	$-	-	MAS	1,000,000,000.00	$-	-
SWA	91,818,181,818.00	$-	-	DAL	92,818,181,818.00	$-	-
PURPOSE	92,000,000,000.00	$-	-	KAL	1,000,000,000.00	$-	-
UAE	1,000,000,000.00	$-	-	CAL	1,000,000,000.00	$-	-
QTR	1,000,000,000.00	$-	-	EZY	1,000,000,000.00	$-	-
SIA	1,000,000,000.00	$-	-	SLK	1,000,000,000.00	$-	-
CPA	1,000,000,000.00	$-	-	AFL	1,000,000,000.00	$-	-
ANA	1,000,000,000.00	$-	-	SAA	1,000,000,000.00	$-	-

*	97,134 TeslaCoilCoin (TESLA) were acquired during the year ended December 31, 2017 through the exchange of 96,066 Tether (USDT) and recorded at a cost of $91,990.

FIRST BITCOIN CAPITAL CORP.	Schedule B (continued)
Schedule of Digital Currencies - Non-current
As at December 31, 2018 and 2017
(Expressed in U.S. Dollars)

At Cost
(Non-current)		Cost per	Total			Cost per	Total
December 31, 2018	Quantity	Currency	Cost	Digital Currency	Quantity	Currency	Cost
Carried forward			$489,417	Carried forward			$489,417
KZR	1,000,000,000.00	$-	-	CES	1,000,000,000.00	$-	-
HVN	1,000,000,000.00	$-	-	GFA	1,000,000,000.00	$-	-
LAN	1,000,000,000.00	$-	-	ICE	1,000,000,000.00	$-	-
OMA	1,000,000,000.00	$-	-	SVA	1,000,000,000.00	$-	-
JST	1,000,000,000.00	$-	-	PAL	1,000,000,000.00	$-	-
POE	1,000,000,000.00	$-	-	EGF	1,000,000,000.00	$-	-
XAX	1,000,000,000.00	$-	-	KQA	1,000,000,000.00	$-	-
EIN	1,000,000,000.00	$-	-	DTA	1,000,000,000.00	$-	-
WJA	1,000,000,000.00	$-	-	CCA	1,000,000,000.00	$-	-
IGO	1,000,000,000.00	$-	-	TSC	1,000,000,000.00	$-	-
IBE	1,000,000,000.00	$-	-	ANE	1,000,000,000.00	$-	-
JBU	92,818,181,818.00	$-	-	DKH	1,000,000,000.00	$-	-
JSA	1,000,000,000.00	$-	-	FJI	1,000,000,000.00	$-	-
AZU	1,000,000,000.00	$-	-	LOTP	1,000,000,000.00	$-	-
AVA	1,000,000,000.00	$-	-	CAW	1,000,000,000.00	$-	-
TAM	1,000,000,000.00	$-	-	AMX	1,000,000,000.00	$-	-
AZA	1,000,000,000.00	$-	-	RBA	1,000,000,000.00	$-	-
DAT	1,000,000,000.00	$-	-	GCRC	1,000,000,000.00	$-	-
ASA	1,000,000,000.00	$-	-	TGW	1,000,000,000.00	$-	-
SCO	1,000,000,000.00	$-	-	MNO	1,000,000,000.00	$-	-
SAS	1,000,000,000.00	$-	-	RJA	1,000,000,000.00	$-	-
SEY	1,000,000,000.00	$-	-	SEJ	1,000,000,000.00	$-	-
TAP	1,000,000,000.00	$-	-	WOWN	1,000,000,000.00	$-	-
TOM	1,000,000,000.00	$-	-	SW	1,000,000,000.00	$-	-
ALK	1,000,000,000.00	$-	-	FS	1,000,000,000.00	$-	-
CMP	1,000,000,000.00	$-	-	RT	1,000,000,000.00	$-	-
AHY	1,000,000,000.00	$-	-	BW	1,000,000,000.00	$-	-
JAI	1,000,000,000.00	$-	-	JJ	1,000,000,000.00	$-	-
MAU	1,000,000,000.00	$-	-	MC	1,000,000,000.00	$-	-
BER	1,000,000,000.00	$-	-	HH	1,000,000,000.00	$-	-
EWG	1,000,000,000.00	$-	-	IC	1,000,000,000.00	$-	-
EYH	1,000,000,000.00	$-	-	CH	92,818,181,818.00	$-	-
APJ	1,000,000,000.00	$-	-	WY	1,000,000,000.00	$-	-
Total cost							489,417
Impairment recognized during the year ended December 31, 2018							(489,417)
Carrying value							$1

FIRST BITCOIN CAPITAL CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017
(Expressed in US dollars)

Date: September 4, 2019

The following management discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for First Bitcoin Capital Corp. (the “company”, “we”, “us”, “our” or “First Bitcoin”) for the years ended December 31, 2018 and 2017 and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2018 and 2017. Amounts reported and financial figures contained herein are denoted in United States dollars, unless otherwise noted as being denominated in Canadian dollars (“C$”) and are based upon the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise notated. Information contained herein is presented as at September 4, 2019. Certain information in this MD&A or incorporated by reference, and in other public announcements by the Company is forward–looking and is subject to important risks and uncertainties. Words such as “may”, “will”, “believe”, “expect”, “anticipate”, “estimate” and similar expressions identify forward-looking statements. Forward-looking information includes information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. Forward–looking statements are necessarily based upon estimates and assumptions considered reasonable by management but which are subject to business, economic and competitive uncertainties. Results could differ materially from those projected in forward-looking statements.

Although the forward-looking information contained herein is based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. We have attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking statements, however there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements. First Bitcoin does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

First Bitcoin is engaged in the business of digital cryptocurrency development and blockchain development. We were originally organized in the State of Nevada on November 7, 1989 as United Development International. In July 2005, we were renamed Mindenao Gold Mining Corporation and reincorporated in the State of Oregon. On February 6, 2006, we dissolved our filing in the State of Oregon and reincorporated in British Columbia, Canada as Grand Pacaraima Gold Corp. On February 27, 2014, we changed our name to First Bitcoin Capital Corp., which was approved by the Financial Industry Regulatory Authority on November 15, 2016.

In September 2016, we commenced our cryptocurrency generation operations. Throughout 2017, we expanded our cryptocurrency operations with the generation of more than 100 unique cryptocurrencies. We also entered into agreements with third parties in order to develop blockchains to track petroleum and agricultural supply chain management.

During 2017, we organized several crowdsales utilizing a protocol built upon the Bitcoin Blockchain. These included, but are not limited to Altcoin (COIN:ALT) based on our website www.altcoinmarketcap.com and WEED (COIN:WEED). The latter resulted in our company exchanging a portion of our WEED coin inventory for 5,000,000 shares of SinglePoint Inc. ($SING), a company trading on the OTCQV Venture Market. The crowdsale of ALT was in exchange for Tether (COIN:USDT). Both of these crowdsales began trading on the New Zealand Crypto exchange, Cryptopia. During 2018 the Company entered into a joint venture agreement with Medical Cannabis Payment Solutions (REFG) whereby REFG issued 2,000,000 shares of its common stock to First Bitcoin Capital for which the Company provided an analysis of this project including providing technical information of WEED tokens. These shares were valued at an initial fair value of $76,000. A complete list of all cryptocurrencies and investments owned by our company as at December 31, 2017 and 2018 are disclosed in the schedules to our consolidated financial statements.

Our cryptocurrency exchange, COINQX, which has been in testing and designed for institutional cryptocurrency traders has been redesigned to appeal to retail traders based on a user-friendly interface with a planned launched late July 2019.

The price of Bitcoins and the markets for our diversified altcoin inventories are volatile and fluctuations in prices and trading volumes are expected. Declines in the price of Bitcoin would have a negative impact in our operating results, liquidity and would harm the price of our common stock. Movements may be influenced by various factors, including, but not limited to, government regulation, security breaches experienced by service providers, as well as political and economic uncertainties around the world.

Historical results from all of the Company’s activities are available in the Company’s news releases which are available on the Company’s website (http://bitcoincapitalcorp.com) and SEDAR.

Selected Financial Information and Results of Operations

	December 31, 2018	December 31, 2017	December 31, 2016
Total assets	365,352	1,279,832	403,960
Total revenues	242,500	100,000	-
Operating expenses	(356,053)	(2,848,265)	(34,208)
Other income (expense)	(279,840)	415,153	38,000
Net (loss)	(393,393)	(2,333,112)	3,792
Comprehensive (loss)	(935,143)	(1,899,976)	3,792
Net (loss) income per share – basic and diluted	(0.001)	(0.008)	0.000

Total assets decreased from $1,279,832 at December 31, 2017 to $365,352 at December 31, 2018, a decrease of $914,480. Accounts receivable went up from $100,000 in year ended 2017 to $166,500 for the year ended 2018, an increase of $66,500. This increase was mainly due to a supply chain technology services agreement. This amount was offset due to reductions of the value of our digital currencies current from $101,842 in 2017 to $10,933 in 2018 or a decrease of $90,909, investments which went from $500,000 in 2017 to $95,760 in 2018 or a decrease of $404,240 and digital currencies non-current which went from $489,417 in 2017 to $1 in 2018 or a decrease of $489,416.

Our revenues increased from $100,000 from the year ended December 31, 2017 to $242,500 for the year ended December 31, 2018 an increase of $142,500 as a direct result of revenues earned from blockchain development.

Our expenses decreased from $2,848,265 for the year ended December 31, 2017 to $356,053 for the year ended December 31, 2018, a decrease of $2,492,212 primarily as a result of a reduction of mining activity fees in 2017 for which the Company incurred $2,356,988 as we issued 3,415,924 shares of our common stock, valued at $2,356,988, as a fee for mining activity performed on our BITCF coin and we incurred $0 for the year ended 2018, a reduction of $2,356,988. The mining activity fee in 2017 was a non-recurring event. In addition, we incurred $374,500 of director fees in 2017 and had incurred $0 in 2018, a reduction of $374,500. These reductions were offset by an overall increase in activity resulted in increases in depreciation, general and administration expense, product development fees, professional fees, rent expense and sales and marketing expense.

Other income decreased from income of $415,153 for the year ended December 31, 2017 to expense of $(279,840) for the year ended December 31, 2018 a decrease of $694,993. During 2017, we exchanged one million WEED coins for five million common shares of Singlepoint and recorded a gain on exchange of $150,000, and we had none in 2018. Also during 2017 we had a gain on exchange or acquisition of digital currencies of $110,697, we had none in 2018. We settled amounts payable to our Chief Executive Officer with 2,000 Bitcoin Futures (XBU) and recorded a gain on settlement of $154,179 in 2017 and in 2018 we settled amounts payable to our Chief Executive Officer with 20,000 Bitcoin Futures (XBU) and recorded a gain on settlement of $205,102. In addition, in 2018 we had an impairment loss in digital currencies of $489,417 and we had none in 2017.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the past eight quarters:

	Three Months Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Revenues	-	-	166,500	76,000

Net income (loss)	(410,021)	(36,715)	89,142	(35,799)

Net income (loss) per share – basic and diluted	(0.001)	(0.000)	(0.000)	(0.000)

	Three Months Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Revenues	100,000	-	-	-

Net income (loss)	(2,280,932)	(18,187)	(21,719)	(12,274)

Net income (loss) per share – basic and diluted	(0.008)	(0.000)	(0.000)	(0.000)

During the fourth quarter of 2017, we earned consulting income of $100,000 pursuant to a supply chain technology services agreement with Petroteq Energy Inc. Net loss during the fourth quarter of 2017 was significantly higher than the previous quarters as we recorded $2,356,988 of mining activity fees and $374,500 of directors’ fees related to common shares issued for these services.

During the first and second quarters of 2018, we recorded earned consulting income of $242,500 pursuant to a supply chain technology services agreement with Petroteq Energy Inc and other cryptocurrency consulting activity. Net loss during the fourth quarter of 2018 was significantly higher than the previous quarters as we recognized an impairment charge of $489,417 against the carrying value of non-trading digital currencies due to generally weaker prices and trading activity in that quarter.

Other Financial Disclosure

Our general and administrative expenses consist of:

	December 31, 2018	December 31, 2017
Outside Services	24,255	1,495
Office Expenses and Supplies	30,589	1,581
Regulatory	4,180	17,333
Travel	1,137	6,148
Website	6,773	5,424
Total general and administrative	66,934	31,981

Liquidity and Capital Resources

As of December 31, 2018, we had cash of $5,622 compared to $6,540 as of December 31, 2017. We had a working capital deficit of $73,740 at December 31, 2018 (December 31, 2017 - $29,552). During the year ended December 31, 2018, we generated $31,864 of cash inflow from operating activities (December 31, 2017 – $92,005). During the year ended December 31, 2018, we used $32,782 of cash in investing activities due to the purchase of computer equipment and office supplies and in December 31, 2017 we used $91,425 for the purchase of automated cheque cashing kiosks.

We have historically financed our business through management’s advancement of funds or payment of our obligations as they come due. Management’s plans include putting into operation our supply management blockchain services being developed through joint ventures. We also plan on exchanging existing digital currency asset inventories for Bitcoins, other altcoins and common shares of publicly traded companies, raising new capital through equity or debt issuances and potentially curtailing any operations to ensure our company can continue operations.

As of the date of this report, our company has no commitments for capital expenditures.

Off–Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off–balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off–balance sheet arrangements.

Transactions with Related Parties

Payable to related parties include $16,695 due to our company’s Chief Executive Officer (December 31, 2017 - $202,318). During the year ended December 31, 2018, we recognized a gain on settlement of amounts due to our company’s Chief Executive Officer of $205,102 as a result of being settled with 20,000 Bitcoin Futures (XBU) digital currency. During the year ended December 31, 2017, we recognized a gain on settlement of amounts due to our company’s Chief Executive Officer of $154,179 as a result of being settled with 2,000 Bitcoin Futures (XBU) digital currency.

During the year ended December 31, 2017, we issued 350,000 common shares to directors for services and recorded the fair value of the shares, $374,500, as directors’ fees. We did not issue any shares during the year ended December 31, 2018.

Changes in Accounting Policy

Our company adopted IFRS on January 1, 2017, with a transition date of January 1, 2016. Under IFRS 1 First-time Adoption of International Financial Reporting Standards the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. A detailed description of our transition to IFRS is included in Note 16 to the consolidated financial statements for the years ended December 31, 2017 and 2016.

The Company adopted new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenues from contracts with customers as of January 1, 2018. There was no impact on the measurement or presentation of the Company’s consolidated financial statements as a result of the adoption of these new standards, except that the Company elected to classify investments in equity instruments which are not held for trading as measured at fair value through other comprehensive income.

Financial Instruments and Other Instruments

The Company’s financial instruments are exposed to certain risks, which include credit risk, liquidity risk and market risks (market price risk).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our accounts receivable is due from a single customer and was received subsequent to year end. As such, we considers this risk to be minimal.

Liquidity risk

Liquidity risk is the risk that our company will not be able to meet its financial obligations as they fall due. Accounts payable and accrued liabilities and due to related parties are due within the current operating period. Our company manages liquidity risk through the management of its capital structure.

Market risk

Our company is exposed to market risk related to the fluctuation in the market price of our investment. The market price for the investment has experienced significant volatility over the period covered by our consolidated financial statements and we therefore closely monitors the market value of the investment in order to determine the most appropriate course of action.

Outstanding Share Data

Our company is authorized to issue 21,000,000,000 common shares with no par value.

	Issued and Outstanding
	At December 31, 2018	At the date of this MD&A
Common shares	301,913,081	301,913,081

FIRST BITCOIN CAPITAL CORP.

Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

And Independent Auditor’s Report

(Expressed in U.S. Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of First Bitcoin Capital Corp.

We have audited the accompanying consolidated financial statements of First Bitcoin Capital Corp., which comprise the consolidated statement of financial position as at December 31, 2017, December 31, 2016 and January 1, 2016 and the consolidated statements of comprehensive loss, changes in deficit and cash flows for the years ended December 31, 2017 and 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Bitcoin Capital Corp. as at December 31, 2017, December 31, 2016 and January 1, 2016, and its financial performance and its cash flows for the years ended December 31, 2017 and 2016 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describe certain material uncertainties regarding the entity’s ability to continue as a going concern.

Chartered Professional Accountants

Vancouver, British Columbia

June 20, 2018

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Financial Position

As at December 31, 2017, December 31, 2016 and January 1, 2016

(Expressed in U.S. Dollars)

	December 31,	December 31,	January 1,
	2017	2016	2016
ASSETS		(Note 16)	(Note 16)
Current Assets
Cash	$6,540	$5,960	$2,920
Accounts receivable (Note 12)	100,000	-	-
Digital currencies (Note 6 and Schedule A)	101,842	-	-
	208,382	5,960	2,920
DIGITAL CURRENCIES (Note 6 and Schedule B)	489,417	398,000	-
INVESTMENT (Note 5)	500,000	-	-
MINERAL PROPERTY (Note 7)	-	-	360,000
EQUIPMENT (Note 8)	82,033	-	-
	$1,279,832	$403,960	$362,920
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$35,586	$-	$-
Payable to related parties (Note 11)	202,348	193,575	156,327
	237,934	193,575	156,327
SHAREHOLDERS’ EQUITY
Share capital (Note 10)	6,118,186	3,457,597	3,457,597
Accumulated other comprehensive income	433,136	-	-
Deficit	(5,509,424)	(3,247,212)	(3,251,004)
	1,041,898	210,385	206,593
	$1,279,832	$403,960	$362,920

NATURE OF OPERATIONS (Note 1)

EVENTS AFTER THE REPORTING DATE (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED BY THE BOARD:

Director

Director

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Income/Loss and Comprehensive Income/Loss

For the Years Ended December 31, 2017 and 2016

(Expressed in U.S. Dollars)

	2017	2016
		(Note 16)
CONSULTING INCOME (Note 12)	$100,000	$-

EXPENSES

Depreciation	9,392	-
Directors’ fees (Note 11)	374,500	-
General and administration	31,981	4,750
Mining activity fees (Note 10)	2,356,988	-
Product development	23,777	26,273
Professional fees	42,978	-
Sales and marketing	8,649	3,185
	2,848,265	34,208
LOSS BEFORE OTHER INCOME	(2,748,265)	(34,208)

OTHER INCOME
Gain on exchange of digital currencies for investments (Note 5)	150,000	-
Gain on exchange or acquisition of digital currencies	110,697	-
Gain on exchange of mineral property for digital currencies (Note 7)	-	38,000
Gain on settlement of payable to related party (Note 11)	154,179	-
Other income	277	-
	415,153	38,000
NET (LOSS) INCOME	(2,333,112)	3,792

OTHER COMPREHENSIVE INCOME
Item that may be reclassified subsequently into net income or loss Investment fair value adjustment (Note 5)	350,000	-
Item that will not be reclassified subsequently into net income or loss Digital currency revaluation surplus (Note 6)	83,136	-

COMPREHENSIVE (LOSS) INCOME	$(1,899,976)	$3,792

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE	$(0.01)	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	301,233,431	304,316,517

The accompanying notes are an integral part of these consolidated financial statements.

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2017 and 2016

(Expressed in U.S. Dollars)

			Accumulated Other
	Share Capital		Comprehensive Income
	Number		Fair Value	Digital Currency Revaluation
	of Shares	Amount	Reserve	Reserve	Deficit	Total
Balances, January 1, 2016 (Note 16)	304,316,517	$3,457,597	$-	$-	$(3,251,004)	$206,593
Net income	-	-	-	-	3,792	3,792
Balances, December 31, 2016 (Note 16)	304,316,517	3,457,597	-	-	(3,247,212)	210,385
Shares cancelled (Note 10)	(6,240,150)	(70,900)	-	-	70,900	-
Shares issued for services (Note 10)	3,765,924	2,731,489	-	-	-	2,731,489
Net loss	-	-	-	-	(2,333,112)	(2,333,112)
Other comprehensive income	-	-	350,000	83,136	-	433,136
Balances, December 31, 2017	301,842,291	$6,118,186	$350,000	$83,136	$(5,509,424)	$1,041,898

The accompanying notes are an integral part of these consolidated financial statements.

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017 and 2016

(Expressed in U.S. Dollars)

	2017	2016
OPERATING ACTIVITIES		(Note 16)
Net (loss) income	$(2,333,112)	$3,792
Items not affecting use of cash
Depreciation	9,392	-
Gain on exchange of digital currencies for investments	(150,000)	-
Gain on exchange or acquisition of digital currencies	(110,697)	-
Gain on exchange of mineral property for digital currencies	-	(38,000)
Product development expense settled with digital assets	575	-
Share-based payments	2,731,488	-
	147,646	(34,208)
Changes in non-cash working capital items
Accounts receivable	(100,000)	-
Accounts payable and accrued liabilities	35,586	-
Due to related parties	8,773	37,248
	92,005	3,040
INVESTING ACTIVITIES
Purchase of property and equipment	(91,425)	-

INCREASE IN CASH	580	3,040

CASH, BEGINNING OF YEAR	5,960	2,920

CASH, END OF YEAR	$6,540	$5,960

The accompanying notes are an integral part of these consolidated financial statements.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

First Bitcoin Capital Corp. (the “Company”) is engaged in the business of digital cryptocurrency development and blockchain development. The Company was originally organized in the State of Nevada on November 7, 1989 as United Development International. In July 2005, the Company was renamed Mindenao Gold Mining Corporation and reincorporated in the State of Oregon. On February 6, 2006, the Company dissolved its filing in the State of Oregon and reincorporated in British Columbia, Canada as Grand Pacaraima Gold Corp. On February 27, 2014, the Company changed its name to First Bitcoin Capital Corp., which was approved by the Financial Industry Regulatory Authority on November 15, 2016.

The Company’s registered office is located at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

To date, the Company has not generated significant revenues from operations. The Company has incurred significant losses since inception and as at December 31, 2017 has a working capital deficit of $29,552 and an accumulated deficit of $5,509,424. These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on being able to raise the necessary funding to continue operations, through the issuance of shares to the public, debt financings, joint arrangements and other contractual arrangements, or being able to operate profitably in the future.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at fair value, as explained in the accounting policies set out in Note 3.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under United States Generally Accepted Accounting Principles (“U.S. GAAP”). The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS statement of financial position at January 1, 2016 for the purpose of the transition to IFRS. The impact of the transition from U.S. GAAP to IFRS is explained in Note 16.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

2.	BASIS OF PREPARATION (continued)

(c)	These consolidated financial statements were approved and authorized for issue by the board of directors on June 26, 2018.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Bitcoin ATM Franchise Corp., Bitminer CC Ltd., CoinQX Exchange Ltd., Score Holdings International Corp. and First Bitcoin Capital LLC. All intra-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and judgments and to form assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The results of these assumptions form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the Company’s preparation of these consolidated financial statements include, among others, the valuation of digital currencies, mineral property, equipment and deferred tax assets.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments used by the Company include the expected economic lives of assets, the estimated future operating results, and the net cash flows from equipment.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Foreign currencies

The reporting and functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions in foreign currencies are initially recorded at the exchange rate of the functional currency at the date of the transaction. At each statement of financial position date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the functional currency as at the period ending date. Non-monetary items measured in terms of historical cost in a foreign currency are translated using exchange rates as at the initial transaction dates. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at date when the fair value was measured. All foreign currency translation gains and losses are included in the consolidated statement of loss.

(d)	Financial instruments

Financial instruments are classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost, with amortization of premiums or discounts, losses and impairment included in current period interest income or expense. Financial assets and liabilities at fair value through profit or loss (“FVTPL”) are classified as FVTPL when the financial instrument is held for trading or designated as FVTPL. Financial instruments at FVTPL are measured at fair market value with all gains and losses included in net income or loss in the period in which they arise. Available-for- sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the statement of financial position, and losses due to impairment are included in operations. All other financial assets and liabilities are carried at amortized cost.

The Company’s financial instruments are cash and cash equivalents, accounts receivable, investment, accounts payable and accrued liabilities, and due to related parties. The Company has classified its cash and cash equivalents as held for trading, accounts receivable as loans and receivables, investment as available-for-sale, and accounts payable and accrued liabilities and due to related parties as other financial liabilities.

Financial instruments are initially recorded at fair value and transaction costs are added to the carrying value of financial instruments that are not subsequently measured at FVTPL.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

●	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 – inputs for the asset or liability that are not based on observable market data.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Cash

Cash is composed of cash at banks and on hand. The Company did not hold cash equivalents as the statement of financial position dates.

(f)	Digital currencies

Digital currencies include cryptocurrencies that the Company has acquired or issued and are considered indefinite life assets because they do not expire or deteriorate over time and the Company expects to obtain benefits from its cryptocurrencies indefinitely.

Digital currencies without an active market are recorded at cost less any accumulated impairment losses. Management conducts an impairment test at least annually by comparing carrying values to recoverable amounts and when there is an indication that impairment has occurred, an impairment charge is recorded. Changes arising from the test are recorded by the Company prospectively.

Digital currencies with an active market are recorded at fair value by reference to the active market, less any subsequent accumulated impairment losses. Increases in carrying values are recognized in other comprehensive income as revaluation surplus or in net income or loss to the extent it reverses a revaluation decrease previously recognized. Decreases in carrying values are recognized in net income or loss or in other comprehensive income to the extent of any credit balance in the revaluation surplus account.

(g)	Property and equipment

(i)	Mineral property

Mineral property is recorded at cost less accumulated depreciation and accumulated impairment losses. All direct costs related to the acquisition of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned, or management has determined that there is impairment. On the commencement of commercial production, net capitalized costs are charged to operations on a unit-of-production basis, by property, using estimated proven and probable recoverable reserves as the depletion base.

Although the Company has taken steps to verify titles to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(ii)	Equipment

Equipment consists of automated check cashing kiosks and computer equipment. Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses and depreciated as follows:

Automated check cashing kiosks – Five years (straight-line basis)

Computer equipment – 55% (declining balance basis)

(h)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment and digital currencies to determine whether there is an indication that those assets are impaired. If any such indication exists, the extent of the impairment charge is determined based on the estimated recoverable amount of the asset.

The recoverable amount of the asset used for this purpose is the higher of the fair value less costs to sell and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset is estimated to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the statement of loss and comprehensive loss, unless the asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(i)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset when it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Comprehensive income or loss

Other comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive income or loss comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available-for-sale and digital currencies measured using the revaluation model will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the statement of financial position.

(k)	Income taxes

The provision for income taxes consists of current and deferred tax expense and is recorded in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the period, adjusted for amendments to tax payable for previous years.

Deferred tax assets and liabilities are computed using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities on the statement of financial position and their corresponding tax values, using the enacted or substantially enacted, income tax rates at each statement of financial position date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized by use of a valuation allowance to reflect the estimated realizable amount.

(l)	Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of instruments which are convertible to common share equivalents.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

4.	NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

The following is a summary of new standards, amendments and interpretations that have been issued but not yet adopted in these consolidated financial statements:

(a)	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 also includes requirements relating to a new hedge accounting model, which represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

(b)	IFRS 15, Revenue from Contracts with Customers (IFRS 15”)

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 14 Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

The Company is currently assessing the impact that these new and amended standards will have on the consolidated financial statements.

5.	INVESTMENT

The Company’s investment consists of 5 million common shares of Singlepoint Inc., a company trading on the OTCQV Venture Market in the United States of America. The shares were acquired on August 3, 2017 through the exchange of 1 million WEED coins, a digital currency which was recorded at nominal value. During the year ended December 31, 2017, the Company recognized a related gain on exchange of the digital currency for the investment of $150,000. As at December 31, 2017, the fair value of the Singlepoint Inc. common shares, measured at the quoted market price (Level 1 of the fair value hierarchy), is $500,000.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

6.	DIGITAL CURRENCIES

	Digital	Digital
	Currencies	Currencies
	at Cost	at Fair Value	Total
Balance, January 1, 2016	$-	$-	$-
Additions (Note 7)	398,000	-	398,000
Balance, December 31, 2016	398,000	-	398,000
Additions	91,990	126,077	218,067
Disposals	(573)	(107,371)	(107,944)
Increase in accumulated other comprehensive income	-	83,136	83,136
Balance December 31, 2017	$489,417	$101,842	$591,259

Carrying amounts
Balance, January 1, 2016	$-	$-	$-
Balance, December 31, 2016	$398,000	$-	$398,000
Balance, December 31, 2017	$489,417	$101,842	$591,259

During the year ended December 31, 2017, the Company recorded $83,136 related to changes in fair values of digital currencies measured at fair value at the quoted market price (December 31, 2016 - $nil) using www.coinmarketcap.com.

7.	MINERAL PROPERTY

Venezuela
Concessions
Cost
Balance, January 1, 2016	$360,000
Disposals	(360,000)
Balance December 31, 2017 and 2016	$-

Carrying amounts
Balance, January 1, 2016	$360,000
Balance, December 31, 2016	$-
Balance, December 31, 2017	$-

On February 6, 2006, the Company acquired mining rights to mineralized property in the Pacaraima region in Southern Venezuela. Acquired rights included the Cerro Trompa Mine located eight kilometers northeast of Icabaru and other mining properties, including the San Miguel, Mosquito and Zapata Mines.

On November 18, 2016, the Company exchanged its mining rights for one billion KiloCoin, a digital currency valued at $398,000, and recognized a gain on exchange $38,000.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

8.	EQUIPMENT

	Automated Check Cashing	Computer
	Kiosks	Equipment	Total

Cost
Balance, January 1, 2016 and December 31, 2016	$-	$-	$-
Additions	90,000	1,425	91,425
Balance December 31, 2017	$90,000	$1,425	$91,425

Accumulated depreciation
Balance, January 1, 2016 and December 31, 2016	$-	$-	$-
Additions	9,000	392	9,392
Balance December 31, 2017	$9,000	$392	$9,392

Carrying amounts
Balance, January 1, 2016	$-	$-	$-
Balance, December 31, 2016	$-	$-	$-
Balance, December 31, 2017	$81,000	$1,033	$82,033

9.	INCOME TAXES

	December 31,	December 31,	January 1,
	2017	2016	2016
Deferred tax assets
Mineral property	$-	$-	$712,400
Tax loss carryforwards	798,644	834,450	132,916
Total deferred tax assets	798,644	834,450	845,316

Deferred tax liabilities
Digital currencies	(50,247)	-	-
Investment	(65,000)	-	-
	(115,247)	-	-

Net deferred tax assets	683,397	834,450	845,316
Valuation allowance	(683,397)	(834,450)	(845,316)
Net deferred tax assets	$-	$-	$-

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

9.	INCOME TAXES (continued)

A reconciliation of the provision for or recovery of income taxes is as follows:

	Year Ended December 31,
	2017	2016

(Loss) income before income taxes	$(2,333,112)	$3,792
Combined Canadian federal and provincial statutory tax rates	26%	26%

Income tax recovery (expense) based on combined statutory tax rates	(606,609)	986
Net tax effect of items that are not taxable or deductible	644,856	-
Tax effect relating to items that are taxable or tax deductible	(2,442)	(702,520)
Utilization of losses carried forward	(35,805)	-
Current period losses not recognized	-	701,534
	$-	$-

At December 31, 2017, the Company has unrecognized non-capital losses for income tax purposes of approximately $3 million (December 31, 2016 - $3.2 million; January 1, 2016 - $511,000) which may be used to offset future taxable income and which will expire between 2026 and 2036 if not utilized.

10.	SHARE CAPITAL

The Company is authorized to issue 21,000,000,000 common shares with no par value. At December 31, 2017, 301,842,291 common shares were issued and outstanding (December 31, 2016 and January 1, 2016 – 304,316,517).

During the year ended December 31, 2017, the Company issued 3,415,924 common shares in trust as compensation for third parties who had “mined” the Company’s BIT digital currency and traded the BIT digital currency for the Company’s BITCF digital currency. The common shares were valued at $2,356,988 on the date they were issued.

In addition, 350,000 common shares were issued to directors for services (Note 11) and 6,240,150 common shares were returned to treasury and cancelled.

On August 2, 2017, the Company approved a ten percent (10%) quarterly dividend to its shareholders on record as of September 12, 2017 to be paid with the digital currency TeslaCoilCoin (“TESLA coin”). As the digital currency dividend payment has not been approved by the Financial Industry Regulatory Authority, the Company has not paid or recorded the dividend during the year ended December 31, 2017.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

11.	RELATED PARTY TRANSACTIONS

Payable to related parties include $197,500 due to the Company’s Chief Executive Officer (December 31, 2016 - $193,575; January 1, 2016 - $156,327) and $4,848 due to a company owned by the Company’s Chief Executive Officer (December 31, 2016 and January 1, 2016 - $nil). During the year ended December 31, 2017, the Company recognized a gain on settlement of amounts due to the Company’s Chief Executive Officer of $154,179 as a result of being settled with 2,000 Bitcoin Futures (XBU) digital currency.

During the year ended December 31, 2017, the Company issued 350,000 common shares to directors for services and recorded the fair value of the shares, $374,500, as directors’ fees.

12.	DISTRIBUTED LEDGER TECHNOLOGY SERVICES AGREEMENT

On November 1, 2017, the Company entered into a supply chain technology services agreement with Petroteq Energy Inc. (“Petroteq”) whereby the Company was engaged to design and build a blockchain-based platform for Petroteq to be used by Petroteq and other companies engaged in international oil and gas operations. Compensation includes the following:

●	Base compensation of $500,000 payable in five (5) equal and consecutive monthly installments with the initial installment of $100,000 due on or before December 1, 2017 (initial installment received in January 2018);

●	Annual license fee of $10,000 beginning January 1, 2018; and

●	Royalty of five percent of net revenues received by Petroteq from any third person.

The remaining $400,000 of unpaid base compensation is currently being renegotiated between the Company and Petroteq.

13.	MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard the Company’s ability to continue as a going concern in order to pursue its business strategies. The Company’s capital consists of its shareholders’ equity.

The Company manages and adjusts its capital structure whenever changes to the risk characteristics of its underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of certain assets.

In order to facilitate the management of its capital requirements, the Company maintains a flexible capital structure which optimizes the cost of capital at an acceptable level of risk and makes adjustments on it in the light of changes in economic conditions and the risk characteristics of its underlying assets. As of the consolidated financial statement dates there are no external restrictions on the Company’s capital.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

14.	FINANCIAL INSTRUMENTS

(a)	Fair value information

The Company classifies and discloses its fair value measurements based on the three- level hierarchy described in Note 3(d). The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties, which are carried at amortized cost, approximate their fair values due to the short-term maturities of these instruments.

(b)	Financial instrument risk exposure

The Company’s financial instruments are exposed to certain risks, which include credit risk, liquidity risk and market risks (market price risk).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable is due from a single customer and was received subsequent to year end. As such, the Company considers this risk to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accrued liabilities and due to related parties are due within the current operating period. The Company manages liquidity risk through the management of its capital structure (Note 13).

Market risk

The Company is exposed to market risk related to the fluctuation in the market price of its investment. The market price for the investment has experienced significant volatility over the period covered by these financial statements and the Company therefore closely monitors the market value of the investment in order to determine the most appropriate course of action.

15.	EVENTS AFTER THE REPORTING DATE

In January 2018, the Company entered into a partnership agreement with Empire Blockchain Corp. (“Empire”) to identify practical applications of blockchain technology in the agriculture sector. Compensation will include the following:

●	500,000 common shares of YaSheng Group, the parent company of Empire, 100,000 issuable within 60 days after the effective date of the agreement and the balance to be issued in four equal annual installments of 100,000 common shares beginning on or before December 31, 2018;

●	Annual license fee of $100; and

●	Royalty of five percent of net revenues received by Empire from any third person.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

15.	EVENTS AFTER THE REPORTING DATE (continued)

On November 8, 2017, the Company entered into a joint venture agreement with Medical Cannabis Payment Solutions (“REFG”) to integrate the Company’s cryptocurrency, WEED, with REFG’s payment gateway system. REFG will issue 2,000,000 of its common shares to the Company after which the Company will provide an analysis of the project. In February 2018, the Company received the 2,000,000 common shares of REFG and completed its obligations under the joint venture agreement.

In March 2018, the Company agreed to acquire a 50% interest in Blockcrunch Holding LLC through the issuance of 7,700,000 common shares of the Company. The common shares have not been issued as of the date of these consolidated financial statements.

16.	FIRST-TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2017, with a transition date of January 1, 2016. Under IFRS 1 First-time Adoption of International Financial Reporting Standards the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2016:

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has made this election and applied IFRS 3 only to business combinations that occurred on or after January 1, 2016.

IFRS 1 also outlines guidelines to which a first-time adopter must adhere to under certain circumstances. The Company has applied the following guideline to its opening statement of financial position dated January 1, 2016:

Estimates

In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous U.S. GAAP, unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates at January 1, 2016 are consistent with its U.S. GAAP estimates for the same date.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

The U.S. GAAP statements of financial position as at January 1, 2016 and December 31, 2016 have been reconciled to IFRS as follows, with resulting differences explained below:

		Effect of transition to IFRS January 1, 2016				Effect of transition to IFRS December 31, 2016
			Prior Period	IFRS			Prior Period	IFRS
	Notes	US GAAP	Errors	Adjustment	IFRS	US GAAP	Errors	Adjustment	IFRS
ASSETS
Current Assets
Cash	(a(i))	$7,213	$(4,293)	$-	$2,920	$5,889	$71	$-	$5,960
		7,213	(4,293)	-	2,920	5,889	71	-	5,960
DIGITAL CURRENCIES	(b)	-	-	-	-	360,000	-	38,000	398,000
MINERAL PROPERTY		360,000	-	-	360,000	-	-	-	-
		$367,213	$(4,293)	$-	$362,920	$365,889	$71	$38,000	$403,960

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Due to related parties	(a(ii))	$114,016	$42,311	$-	$156,327	$175,353	$18,222	$-	$193,575
		114,016	42,311	-	156,327	175,353	18,222	-	193,575

SHAREHOLDERS’ EQUITY
Share capital	(a(iii))	3,456,080	1,517	-	3,457,597	3,464,463	(6,866)	-	3,457,597
Deficit	(a), (b), (c)	(3,202,883)	(48,121)	-	(3,251,004)	(3,273,927)	(11,285)	38,000	(3,247,212)
		253,197	(46,604)	-	206,593	190,536	(18,151)	38,000	210,385
		$367,213	$(4,293)	$-	$362,920	$365,889	$71	$38,000	$403,960

The U.S. GAAP statement of loss and comprehensive loss for the year ended December 31, 2016 has been reconciled to IFRS as follows, with resulting differences explained below:

		Effect of transition to IFRS Year Ended December 31, 2016
			Prior Period	IFRS
	Notes	US GAAP	Errors	Adjustment	IFRS

REVENUE	(a(ii))	$26,306	$(26,306)	$-	$-

EXPENSES
General and administration	(a(ii)), (c)	50,060	(15,852)	(29,458)	4,750
Product development	(c)	-	-	26,273	26,273
Sales and marketing	(c)	-	-	3,185	3,185
		50,060	(15,852)	-	34,208

NET LOSS BEFORE OTHER INCOME		(23,754)	(10,454)	-	(34,208)

OTHER INCOME
Gain on exchange of mineral property for digital currencies	(b)	-	-	38,000	38,000
		-	-	38,000	38,000

NET (LOSS) INCOME	(a(ii)), (b), (c)	$(23,754)	$(10,454)	$38,000	$3,792

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

The U.S. GAAP statement of cash flows for the year ended December 31, 2016 has been reconciled to IFRS as follows, with resulting differences explained below:

		Effect of transition to IFRS Year Ended December 31, 2016
			Prior Period	IFRS
	Notes	US GAAP	Errors	Adjustment	IFRS

OPERATING ACTIVITIES

Net (loss) income	(a(ii)), (b), (c)	$(23,754)	$(10,454)	$38,000	$3,792
Items not affecting use of cash
Gain on exchange of mineral property for digital currencies	(b)	-	-	(38,000)	(38,000)
		(23,754)	(10,454)	-	(34,208)
Changes in non-cash working capital items
Due to related parties	(a(ii))	7,541	29,707	-	37,248
		(16,213)	19,253	-	3,040

FINANCING ACTIVITIES
Proceeds from sale of common stock	(a(iv))	6,393	(6,393)	-	-
		6,393	(6,393)	-	-

(DECREASE) INCREASE IN CASH		(9,820)	12,860	-	3,040

CASH, BEGINNING OF YEAR	(a(i))	7,213	(4,293)	-	2,920

CASH, END OF YEAR	(a)	$(2,607)	$8,567	$-	$5,960

Differences arising from the transition from U.S. GAAP to IFRS are explained as follows:

(a)	In transitioning to IFRS, adjustments were made to the Company’s accounts to correct errors previously reported under U.S. GAAP.

(i)	Cash has been restated to agree with reconciled bank balances as at January 1, 2016 and December 31, 2016 and to include subsidiary bank accounts previously excluded.

(ii)	Due to related parties, revenue and general and administration have been restated to reverse amounts previously recorded as revenues and to exclude non-Company related expenses.

(iii)	Share capital has been restated to reconcile share capital to the Company’s transfer agent records and to record 198,630 common shares issued in 2016.

(iv)	Proceeds from sale of common shares have been adjusted as there was no financing activity during 2016.

(b)	IFRS requires that exchanges of non-monetary assets be measured at the fair value of the asset received. As such, the Company has measured the acquisition of KiloCoin through the exchange of its mineral property (Note 7) using the fair value of KiloCoin at the date of exchange.

FIRST BITCOIN CAPITAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2017, December 2016 and January 1, 2016

(Expressed in U.S. Dollars)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

(c)	IFRS requires an entity to present additional line items in the statement presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity’s financial performance. As such, the Company has presented product development and sales and marketing expense separately from general and administrative expense.

FIRST BITCOIN CAPITAL CORP.	Schedule A
Schedule of Digital Currencies - Current
As at December 31, 2017, December 31, 2016 and January 1, 2016
(Expressed in U.S. Dollars)

	December 31, 2017			December 31, 2016			January 1, 2016
At Fair Value (Current)	Quantity	Fair Value at December 31, 2017	Carrying and Fair Value	Quantity	Fair Value at December 31, 2016	Carrying and Fair Value	Quantity	Fair Value at December 31, 2016	Carrying and Fair Value

BitCoin (BTC)	6.0329	$14,156.40	$85,404	-	$-	$-	-	$-	$-
BitCoin Cash (BCH)	5.9500	$2,533.01	15,071	-	$-	-	-	$-	-
LiteCoin (LTC)	0.0645	$232.10	15	-	$-	-	-	$-	-
Omni (OMNI)	1.8925	$91.73	174	-	$-	-	-	$-	-
Tether (USDT)	1,165.9858	$1.01	1,178	-	$-	-	-	$-	-
			$101,842			$-			$-

FIRST BITCOIN CAPITAL CORP.	Schedule B
Schedule of Digital Currencies - Non-current
As at December 31, 2017, December 31, 2016 and January 1, 2016
(Expressed in U.S. Dollars)

At Cost (Non-current) December 31, 2017	Quantity	Cost per Currency	Carrying Value	Quantity		Cost per Currency	Carrying Value
Bitcoin Scrypt (BTCS)	1.29	$-	$-	Carried forward			$489,417
OTC Coin	19,996,895,800.00	$-	-	THY	1,000,000,000.00	$-	-
TeslaCoilCoin (TESLA) *	3,988,609.00	$-	91,990	EVA	1,000,000,000.00	$-	-
MaidSafeCoin (MAID)	71.00	$-	-	QFA	1,000,000,000.00	$-	-
Alphabit (ABC)	200,000,000.00	$-	-	DLH	1,000,000,000.00	$-	-
KiloCoin (KLC)	998,560,007.00	$0.000398	397,427	GIA	1,000,000,000.00	$-	-
Perkscoin	2,083,333.00	$-	-	CHH	92,818,181,818.00	$-	-
First Bitcoin (BIT)	20,699,497,315.42	$-	-	THA	1,000,000,000.00	$-	-
President Johnson (GARY)	54,987,192,536.00	$-	-	AFR	1,000,000,000.00	$-	-
Hillary (HILL)	55,967,772,167.00	$-	-	SWR	1,000,000,000.00	$-	-
President Trump (PRES)	55,869,517,129.00	$-	-	AAR	1,000,000,000.00	$-	-
BURN	55,968,072,167.00	$-	-	ANZ	1,000,000,000.00	$-	-
StopTrumpCoin	0.69	$-	-	VOZ	1,000,000,000.00	$-	-
Infmitecoin (IFC)	273.79	$-	-	AUA	1,000,000,000.00	$-	-
Bitcoin Futures (XBU)	8,997,777.00	$-	-	BKP	1,000,000,000.00	$-	-
Altcoin (ALT)	12,884.84	$-	-	JAL	1,000,000,000.00	$-	-
AFG	100,000,000,000.00	$-	-	JAA	1,000,000,000.00	$-	-
AAL	91,818,181,818.00	$-	-	JAT	1,000,000,000.00	$-	-
UAL	91,818,181,818.00	$-	-	HAD	1,000,000,000.00	$-	-
FFT	91,818,181,818.00	$-	-	AXM	1,000,000,000.00	$-	-
HAL	91,818,181,818.00	$-	-	KLM	1,000,000,000.00	$-	-
SWA	91,818,181,818.00	$-	-	VRD	1,000,000,000.00	$-	-
PURPOSE	26.89	$-	-	BAW	92,818,181,818.00	$-	-
BPU	8,999,000.00	$-	-	FIN	1,000,000,000.00	$-	-
BPL	8,999,000.00	$-	-	VIR	1,000,000,000.00	$-	-
BCN	8,999,000.00	$-	-	CRK	1,000,000,000.00	$-	-
BXT	8,999,000.00	$-	-	NAX	1,000,000,000.00	$-	-
XBC	8,999,000.00	$-	-	ACA	1,000,000,000.00	$-	-
XOM	4,090,505.07	$-	-	CSN	1,000,000,000.00	$-	-
FUEL	92,000,000,000.19	$-	-	AEE	1,000,000,000.00	$-	-
WEED	78,366,400.32	$-	-	MAS	1,000,000,000.00	$-	-
Fly (LOYAL)	2,254,750,118.00	$-	-	DAL	92,818,181,818.00	$-	-
Catalan Coin	92,233,720,368.00	$-	-	KAL	1,000,000,000.00	$-	-
UAE	1,000,000,020.00	$-	-	CAL	1,000,000,000.00	$-	-
QTR	1,000,000,000.00	$-	-	EZY	1,000,000,000.00	$-	-
SIA	1,000,000,000.00	$-	-	SLK	1,000,000,000.00	$-	-
CPA	1,000,000,000.00	$-	-	AFL	1,000,000,000.00	$-	-
ANA	1,000,000,000.00	$-	-	SAA	1,000,000,000.00	$-	-
ETD	1,000,000,000.00	$-	-
			$489,417				$489,417

*	97,134 TeslaCoilCoin (TESLA) were acquired during the year ended December 31, 2017 through the exchange of 96,066 Tether (USDT) and recorded at a cost of $90,990.

FIRST BITCOIN CAPITAL CORP.	Schedule B (continued)
Schedule of Digital Currencies - Non-current
As at December 31, 2017, December 31, 2016 and January 1, 2016
(Expressed in U.S. Dollars)

At Cost
(Non-current)		Cost per	Carrying			Cost per	Carrying
December 31, 2017	Quantity	Currency	Value	Quantity		Currency	Value
Carried forward			$489,417	Carried forward			$489,417
KZR	1,000,000,000.00	$-	-	CES	1,000,000,000.00	$-	-
HVN	1,000,000,000.00	$-	-	GFA	1,000,000,000.00	$-	-
LAN	1,000,000,000.00	$-	-	ICE	1,000,000,000.00	$-	-
OMA	1,000,000,000.00	$-	-	SVA	1,000,000,000.00	$-	-
JST	1,000,000,000.00	$-	-	PAL	1,000,000,000.00	$-	-
POE	1,000,000,000.00	$-	-	EGF	1,000,000,000.00	$-	-
XAX	1,000,000,000.00	$-	-	KQA	1,000,000,000.00	$-	-
EIN	1,000,000,000.00	$-	-	DTA	1,000,000,000.00	$-	-
WJA	1,000,000,000.00	$-	-	CCA	1,000,000,000.00	$-	-
IGO	1,000,000,000.00	$-	-	TSC	1,000,000,000.00	$-	-
IBE	1,000,000,000.00	$-	-	ANE	1,000,000,000.00	$-	-
JBU	92,818,181,818.00	$-	-	DKH	1,000,000,000.00	$-	-
JSA	1,000,000,000.00	$-	-	FJI	1,000,000,000.00	$-	-
AZU	1,000,000,000.00	$-	-	LOTP	1,000,000,000.00	$-	-
AVA	1,000,000,000.00	$-	-	CAW	1,000,000,000.00	$-	-
TAM	1,000,000,000.00	$-	-	AMX	1,000,000,000.00	$-	-
AZA	1,000,000,000.00	$-	-	RBA	1,000,000,000.00	$-	-
DAT	1,000,000,000.00	$-	-	GCRC	1,000,000,000.00	$-	-
ASA	1,000,000,000.00	$-	-	TGW	1,000,000,000.00	$-	-
SCO	1,000,000,000.00	$-	-	MNO	1,000,000,000.00	$-	-
SAS	1,000,000,000.00	$-	-	RJA	1,000,000,000.00	$-	-
SEY	1,000,000,000.00	$-	-	SEJ	1,000,000,000.00	$-	-
TAP	1,000,000,000.00	$-	-	WOWN	1,000,000,000.00	$-	-
TOM	1,000,000,000.00	$-	-	SW	1,000,000,000.00	$-	-
ALK	1,000,000,000.00	$-	-	FS	1,000,000,000.00	$-	-
CMP	1,000,000,000.00	$-	-	RT	1,000,000,000.00	$-	-
AHY	1,000,000,000.00	$-	-	BW	1,000,000,000.00	$-	-
JAI	1,000,000,000.00	$-	-	JJ	1,000,000,000.00	$-	-
MAU	1,000,000,000.00	$-	-	MC	1,000,000,000.00	$-	-
BER	1,000,000,000.00	$-	-	HH	1,000,000,000.00	$-	-
EWG	1,000,000,000.00	$-	-	IC	1,000,000,000.00	$-	-
EYH	1,000,000,000.00	$-	-	CH	1,000,000,000.00	$-	-
APJ	1,000,000,000.00	$-	-	WY	1,000,000,000.00	$-	-
			$489,417				$489,417

FIRST BITCOIN CAPITAL CORP.	Schedule B (continued)
Schedule of Digital Currencies - Non-current
As at December 31, 2017, December 31, 2016 and January 1, 2016
(Expressed in U.S. Dollars)

At Cost (Non-current) December 31, 2016	Quantity	Cost per Currency	Carrying Value
OTC Coin	19,996,895,800.00	$-	$-
TeslaCoilCoin (TESLA)	19,913,900.00	$-	-
KiloCoin (KLC)	1,000,000,000.00	$0.000398	398,000
First Bitcoin (BIT)	20,697,934,980.74	$-	-
President Johnson (GARY)	54,948,039,390.43	$-	-
Hillary (HILL)	55,967,772,167.43	$-	-
President Trump (PRES)	55,967,952,167.43	$-	-
			$398,000

At Cost (Non-current) January 1, 2016	Quantity	Cost per Currency	Carrying Value
OTC Coin	19,996,895,800.00	$-	$-
TeslaCoilCoin (TESLA)	19,913,900.00	$-	-
			$-

FIRST BITCOIN CAPITAL CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2017 and 2016

(Expressed in US dollars)

Date: June 26, 2018

The following management discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for First Bitcoin Capital Corp. (the “company”, “we”, “us”, “our” or “First Bitcoin”) for the years ended December 31, 2017 and 2016 and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2017 and 2016. Amounts reported and financial figures contained herein are denoted in United States dollars, unless otherwise noted as being denominated in Canadian dollars (“C$”) and are based upon the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise notated. Information contained herein is presented at June 20, 2018. Certain information in this MD&A or incorporated by reference, and in other public announcements by the Company is forward–looking and is subject to important risks and uncertainties. Words such as “may”, “will”, “believe”, “expect”, “anticipate”, “estimate” and similar expressions identify forward-looking statements. Forward-looking information includes information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. Forward–looking statements are necessarily based upon estimates and assumptions considered reasonable by management but which are subject to business, economic and competitive uncertainties. Results could differ materially from those projected in forward-looking statements.

Although the forward looking information contained herein is based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward looking statements. We have attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking statements, however there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements. First Bitcoin does not undertake to update any forward looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Business Overview

First Bitcoin is engaged in the business of digital cryptocurrency development and blockchain development. We were originally organized in the State of Nevada on November 7, 1989 as United Development International. In July 2005, we were renamed Mindenao Gold Mining Corporation and reincorporated in the State of Oregon. On February 6, 2006, we dissolved our filing in the State of Oregon and reincorporated in British Columbia, Canada as Grand Pacaraima Gold Corp. On February 27, 2014, we changed our name to First Bitcoin Capital Corp., which was approved by the Financial Industry Regulatory Authority on November 15, 2016.

In September 2016, we commenced our cryptocurrency generation operations. Throughout 2017, we expanded our cryptocurrency operations with the generation of more than 100 unique cryptocurrencies. We also entered into agreements with third parties in order to develop blockchains to track petroleum and agricultural supply chain management.

During 2017, we organized several crowdsales utilizing a protocol built upon the Bitcoin Blockchain. These included, but are not limited to Altcoin (COIN:ALT) based on our website www.Altcoinmarketcap.com and WEED (COIN:WEED). The latter resulted in our company exchanging a portion of our WEED coin inventory for 5,000,000 shares of SinglePoint Inc. ($SING), a company trading on the OTCQV Venture Market. The crowdsale of ALT was in exchange for Tether (COIN:USDT). Both of these crowdsales began trading on the New Zealand Crypto exchange, Cryptopia. A complete list of all cryptocurrencies owned by our company as at December 31, 2017 is disclosed in the schedule to our consolidated financial statements.

In February 2018, we received 2,000,000 shares of Medical Cannabis Payment Solutions ($REFG) as compensation for providing feasibility and technical details to utilize WEED coins as alternative payment solutions involving the cannabis industries. REFG acquired WEED coins from a third party crowdsale participant.

Our cryptocurrency exchange, COINQX, which has been in testing and designed for institutional cryptocurrency traders has been redesigned to appeal to retail traders based on a user-friendly interface with a planned launched late July 2018.

The price of Bitcoins or the anemic markets for our diversified altcoin inventories are volatile and fluctuations are expected. Declines in the price of Bitcoin would have negative impact in our operating results, liquidity and would harm the price of our common stock. Movements may be influenced by various factors, including, but not limited to, government regulation, security breaches experienced by service providers, as well as political and economic uncertainties around the world.

Historical results from all of the Company’s activities are available in the Company’s news releases which are available on the Company’s website (http://bitcoincapitalcorp.com) and SEDAR.

Selected Financial Information and Results of Operations

	December 31, 2017	December 31, 2016	December 31, 2015
Total assets	1,279,832	403,960	362,920
Total long-term liabilities	-	-	-
Cash dividends declared	-	-	-
Total revenues	100,000	-	41,207
Cost of goods sold	-	-	(38,548)
Operating expenses	(2,848,265)	(34,208)	(50,989)
Other income	415,153	38,000	-
Net (loss) income	(2,333,112)	3,792	(48,331)
Comprehensive (loss) income	(1,899,976)	3,792	(48,331)
Net (loss) income per share – basic and diluted	(0.01)	0.00	0.00

Total assets increased from $362,920 at December 31, 2015 to $403,960 at December 31, 2016. As at December 31, 2015, assets included mining rights to a mineralized property in the Pacaraima region in Southern Venezuela, with a carrying value of $360,000. This property was exchanged for one billion KiloCoins valued at $398,000 in November 2016, which resulted in the increase in total assets at December 31, 2016.

Total assets increased from $403,960 at December 31, 2016 to $1,279,832 at December 31, 2017. During the year ended December 31, 2017, we exchanged one million WEED coins for five million common shares of Singlepoint Inc. (“Singlepoint”). Our equity investment in Singlepoint was recorded at its fair value of $500,000 as at December 31, 2017. The increase to our assets as at December 31, 2017 was also a result of investments in kiosk equipment with a carrying value of $82,033 and accounts receivable of $100,000 related to our revenues earned from blockchain development.

Our revenues increased by $100,000 from the year ended December 31, 2016 to the year ended December 31, 2017 as a result of revenues earned from blockchain development. In 2016, we had not begun our business of blockchain development.

Our expenses increased to $2,848,265 for the year ended December 31, 2017 from $34,208 for the year ended December 31, 2016. 2017 represented a full year of cryptocurrency generation as we began this segment of our business in September 2016. During 2017, we issued 3,415,924 shares of our common stock, valued at $2,356,988, as a fee for mining activity performed on our BITCF coin. The mining activity fee is a non-recurring event. In addition, overall increase in activity resulted in increases in general and administration expense, professional fees and sales and marketing expense.

Other income increased from $38,000 for the year ended December 31, 2016 to $415,153 for the year ended December 31, 2017. During 2016, we exchanged our mineralized property, with a carrying value of $360,000, for one billion KiloCoins valued at $398,000 and recorded a gain on exchange of $38,000. During 2017, we exchange one million WEED coins for five million common shares of Singlepoint and recorded a gain on exchange of $150,000. We settled amounts payable to our Chief Executive Officer with 2,000 Bitcoin Futures (XBU) and recorded a gain on settlement of $154,179. In addition, we conducted a crowdsale of ALT coins and received 113,214 USDT coins, which resulted in a gain on acquisition of digital currencies of $108,410 included in other income.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the past eight quarters:

	Three Months Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Revenues	100,000	-	-	-
Other income	-	304,456	105,893	4804
Net income (loss)	(2,280,932)	(18,187)	(21,719)	(12,274)
Net income (loss) per share – basic and diluted	(0.01)	(0.00)	(0.00)	(0.00)

	Three Months Ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Revenues	-	-	-	-
Other income	38,000	-	-	-
Net income (loss)	11,589	(2,169)	(5,007)	(621)
Net income (loss) per share – basic and diluted	0.00	(0.00)	(0.00)	(0.00)

During the fourth quarter of 2017, we earned consulting income of $100,000 pursuant to a supply chain technology services agreement with Petroteq Energy Inc. Net loss during the fourth quarter of 2017 was significantly higher than the previous quarters as we recorded $2,356,988 of mining activity fees and $374,500 of directors’ fees related to common shares issued for these services.

Other Financial Disclosure

Our general and administrative expenses consist of:

	December 31, 2016	December 31, 2015
Investor relations	1,495	-
Office	1,581	175
Regulatory	17,333	3,075
Travel	6,148	-
Website	5,424	1,500
Total general and administrative	31,981	4,750

Liquidity and Capital Resources

As of December 31, 2017, we had cash of $6,540 compared to $5,960 as of December 31, 2016. We had working capital deficit of $29,552 at December 31, 2017 (December 31, 2016 - $187,615). During the year ended December 31, 2017, we generated $92,005 of cash inflow from operating activities (December 31, 2016 – $34,208 cash outflow). During the year ended December 31, 2017, we used $91,425 of cash in investing activities due to the purchase of kiosks.

We have historically financed our business through management’s advancement of funds or payment our obligations as they come due. Management’s plans include putting into operation our supply management blockchain services being developed through joint ventures. We also plan on exchanging existing digital asset inventories for Bitcoins, other altcoins and common shares of publicly traded companies, raising new capital through equity or debt issuances and potentially curtailing any operations to ensure our company can continue operations.

As of the date of this report, our company has no commitments for capital expenditures.

Off–Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off–balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off–balance sheet arrangements.

Transactions with Related Parties

Payable to related parties include $197,500 due to our company’s Chief Executive Officer (December 31, 2016 - $193,575; January 1, 2016 - $156,327) and $4,848 due to a company owned by our company’s Chief Executive Officer (December 31, 2016 and January 1, 2016 - $nil). During the year ended December 31, 2017, we recognized a gain on settlement of amounts due to our company’s Chief Executive Officer of $154,179 as a result of being settled with 2,000 Bitcoin Futures (XBU) digital currency.

During the year ended December 31, 2017, we issued 350,000 common shares to directors for services and recorded the fair value of the shares, $374,500, as directors’ fees.

Changes in Accounting Policy

Our company adopted IFRS on January 1, 2017, with a transition date of January 1, 2016. Under IFRS 1 First-time Adoption of International Financial Reporting Standards the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. A detailed description of our transition to IFRS is included in Note 16 to the consolidated financial statements for the years ended December 31, 2017 and 2016.

Financial Instruments and Other Instruments

The Company’s financial instruments are exposed to certain risks, which include credit risk, liquidity risk and market risks (market price risk).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our accounts receivable is due from a single customer and was received subsequent to year end. As such, we consider this risk to be minimal.

Liquidity risk

Liquidity risk is the risk that our company will not be able to meet its financial obligations as they fall due. Accounts payable and accrued liabilities and due to related parties are due within the current operating period. Our company manages liquidity risk through the management of its capital structure.

Market risk

Our company is exposed to market risk related to the fluctuation in the market price of our investment. The market price for the investment has experienced significant volatility over the period covered by our consolidated financial statements and we therefore closely monitors the market value of the investment in order to determine the most appropriate course of action.

Outstanding Share Data

Our company is authorized to issue 21,000,000,000 common shares with no par value.

	Issued and Outstanding
	At December 31, 2017	At the date of this MD&A
Common shares	301,842,291	301,842,291

FIRST BITCOIN CAPITAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the three and nine months ended September 30, 2019 and December 31, 2018 (Expressed in US dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Financial Position

As at September 30, 2019 and December 31, 2018

(Expressed in U.S. Dollars)

	September 30, 2019	December 31, 2018
	(unaudited)
ASSETS
Current Assets
Cash	$1,703	$5,622
Accounts receivable (Note 11)	-	166,500
Other receivables	16,524	1,802
Digital currencies (Note 6)	13,187	10,933
	31,414	184,857
Security deposit	4,105	4,105
Patent, net	308,750	-
Investments (Note 5)	260,914	95,760
Digital Currencies (Note 6)	1	1
Convertible Promissory Note (Note 7)	1	1
Equipment (Note 8)	55,128	80,628
	$660,313	$365,352

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$74,144	$75,401
Convertible note payable, net	327	$-
Derivative liability	18,027	$-
Payable to related parties (Note 10)	52,925	16,696
Operating advances	-	166,500
	145,423	258,597
		\
SHAREHOLDERS’ EQUITY
Share capital (Note 9)	303,513	301,913
Paid-in-capital	6,126,673	5,816,273
Accumulated other comprehensive income	(118,365)	(128,273)
Deficit	(5,796,931)	(5,883,158)
	514,890	106,755
	$660,313	$365,352

The accompanying notes are an integral part of these consolidated financial statements.

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Income/Loss and Comprehensive Income/Loss

For the Three and Nine Months Ended September 30, 2019 and 2018

(Expressed in U.S. Dollars)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
REVENUES	$157,500	$157,500	$157,500	$400,000

EXPENSES

Depreciation	8,500	2,808	25,500	5,616
General and administration	38,828	41,874	84,180	228,223
	47,328	44,682	109,680	233,839

LOSS BEFORE OTHER INCOME (LOSS)	110,172	112,818	47,820	166,161

OTHER (INCOME) LOSS
Other income	14,676	-	45,000	-
Amortization of debt discount	(326)	-	(326)	-
Financing costs	(7,950)	-	(7,950)	-
Change in value of derivative liability	1,683	-	1,683	-
	8,083	-	38,407	-

NET INCOME (LOSS)	118,255	112,818	86,227	166,161

OTHER COMPREHENSIVE INCOME
Item that may be reclassified subsequently into net income or loss Investment fair value adjustment (Note 5)	(165,266)	-	(116,526)	-
Item that will not be reclassified subsequently into net income or loss Digital currency revaluation surplus (Note 6)	120,168	-	126,434	-
	(45,098)	-	9,908	-

COMPREHENSIVE INCOME (LOSS)	$73,157	$112,818	$96,135	$166,161

BASIC AND DILUTED INCOME (LOSS) EARNINGS PER SHARE	$0.00	$0.00	$0.00	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	303,337,257	301,842,291	302,389,552	301,842,291

The accompanying notes are an integral part of these consolidated financial statements.

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2019

(Expressed in U.S. Dollars)

	Share Capital			Accumulated Other Comprehensive Income
	Number of Shares	Amount	Paid-in- Capital	Fair Value Reserve	Digital Currency Revaluation Reserve	Deficit	Total
Balances, December 31, 2018	301,913,081	$301,913	5,816,273	$(130,240)	$1,967	(5,883,158)	$106,755

Issuance of common shares for patent	1,600,000	$1,600	$310,400				312,000

Other comprehensive income	-	-	-	(116,526)	126,434	86,227	96,135
Balances, June 30, 2019	303,513,081	$303,513	$6,126,673	$(246,766)	$128,401	$(5,796,931)	514,890

The accompanying notes are an integral part of these consolidated financial statements.

FIRST BITCOIN CAPITAL CORP.

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2019 and 2018

(Expressed in U.S. Dollars)

	September 30, 2019	September 30, 2018
OPERATING ACTIVITIES
Net income	$86,227	$166,161
Items not affecting use of cash
Amortization of debt discount	326	-
Financing costs	7,950	-
Change in value of derivative liability	(1,683)	-
Depreciation	25,500	5,612
	118,320	171,773

Changes in non-cash working capital items
Accounts receivable	(14,722)	(300,000)
Accounts payable and accrued liabilities	6,842	150,295
	110,440	22,068

INVESTING ACTIVITIES
Investments	(157,500)	-
Purchase of property and equipment	-	(36,887)
	(157,500)	(36,887)

FINANCING ACTIVITIES
Proceeds from convertible note payable	11,760	-
Operating advances received	31,381	11,541
	43,141	11,541

DECREASE IN CASH	(3,919)	(3,278)

CASH, BEGINNING OF PERIOD	5,622	6,540

CASH, END OF PERIOD	$1,703	$3,262

The accompanying notes are an integral part of these consolidated financial statements.

First Bitcoin Capital Corp.

Notes to the Financial Statements

For the Nine Months Ended September 30, 2019 and 2018 (unaudited)

1.	NATURE OF OPERATIONS

First Bitcoin Capital Corp. (the “Company”) is engaged in the business of digital cryptocurrency development and blockchain development. The Company was originally organized in the State of Nevada on November 7, 1989 as United Development International. In July 2005, the Company was renamed Mindenao Gold Mining Corporation and reincorporated in the State of Oregon. On February 6, 2006, the Company dissolved its filing in the State of Oregon and reincorporated in British Columbia, Canada as Grand Pacaraima Gold Corp. On February 27, 2014, the Company changed its name to First Bitcoin Capital Corp., which was approved by the Financial Industry Regulatory Authority on November 15, 2016.

The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard St, Vancouver, British Columbia V6C 2Z7, Canada.

The Company has incurred significant losses since inception and as at September 30, 2019 has a working capital deficit of $114,009 and an accumulated deficit of $5,796,931. These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on being able to raise the necessary funding to continue operations, through the issuance of shares to the public, debt financings, joint arrangements and other contractual arrangements, or being able to operate profitably in the future. These consolidated financial statements do not reflect the adjustments or reclassifications which would be necessary if the Company were unable to continue its operations in the normal course of business.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at fair value, as explained in the accounting policies set out in Note 3. The Company adopted new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenues from contracts with customers as of January 1, 2018. There was no impact on the measurement or presentation of the Company’s consolidated financial statements as a result of the adoption of these new standards, except that the Company elected to classify investments in equity instruments which are not held for trading as measured at fair value through other comprehensive income. The classification and measurement of financial instruments is further described in Note 3(d).

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Bitcoin ATM Franchise Holdings Corp., Bitminer CC Ltd., CoinQX Exchange Ltd., Score Holdings International Corp., and First Bitcoin Capital LLC. All intra-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and judgments and to form assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The results of these assumptions form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the Company’s preparation of these consolidated financial statements include, among others, the valuation of digital currencies and investments in equity instruments, and the estimated future operating results and net cash flows from equipment and deferred tax assets. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments used by the Company include the expected economic lives of assets, the classification of financial instruments, and the application of the revaluation model for digital currencies considered to be actively traded.

(c)	Foreign currencies

The reporting and functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions in foreign currencies are initially recorded at the exchange rate of the functional currency at the date of the transaction. At each statement of financial position date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the functional currency as at the period ending date. Non-monetary items measured in terms of historical cost in a foreign currency are translated using exchange rates as at the initial transaction dates. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at date when the fair value was measured. All foreign currency translation gains and losses are included in the consolidated statement of loss.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Financial instruments

Financial instruments consist of financial assets and financial liabilities and are initially recognized at fair value, plus transaction costs if the financial instrument is not subsequently measured at fair value through profit and loss.

Financial assets are measured subsequently at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit and loss (“FVTPL”) based on the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Financial assets which are investments in equity instruments are measured subsequently at FVTPL unless they are not held for trading and are designated as FVOCI. Financial liabilities are measured subsequently at amortized cost, except for derivatives and certain other specified exceptions measured FVTPL

The Company classifies its financial instruments as follows:

Financial instrument	Previous classification under IAS 39	Current classification under IFRS 9
Cash	Amortized cost	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Investments	Available-for-sale	Designated as FVOCI
Convertible promissory note	N/A	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Payable to related parties	Other financial liabilities	Amortized cost
Operating advances	Other financial liabilities	Amortized cost
Corporate debts	Other financial liabilities	Amortized cost

Fair value measurements are determined based on quoted prices or appropriate valuation methods. Gains and losses on investments in equity instruments designated as FVOCI are recognized in other comprehensive income until they are derecognized. Dividends from these investments are recognized in profit and loss.

Financial instruments classified as amortized cost are measured at amortized cost using the effective interest method, adjusted as required for credit-impaired financial assets.

Financial assets measured at amortized cost are subject to a loss allowance for expected credit losses resulting from default events that are possible within 12 months after the reporting date, or an allowance for lifetime expected losses for certain trade receivables, contract assets and lease receivables, and for financial assets where credit risk has increased significantly since initial recognition. Changes in the amount of expected credit losses are recognized as an impairment gain or loss in profit and loss.

Financial assets are derecognized when the contractual rights to the cash flows expire, for certain transfers, or when there is no reasonable expectation of recovering the financial asset. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Financial instruments (continued)

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

●	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 – inputs for the asset or liability that are not based on observable market data.
(e)	Cash

Cash is composed of cash at banks and on hand. The Company did not hold cash equivalents at the statement of financial position dates.

(f)	Digital currencies

Digital currencies include cryptocurrencies that the Company has acquired or issued and are considered indefinite life assets because they do not expire or deteriorate over time.

Digital currencies without an active market are recorded at cost less any accumulated impairment losses. Management conducts an impairment test at least annually by comparing carrying values to recoverable amounts and when there is an indication of impairment, an impairment charge is recorded. Changes arising from the impairment tests are recorded by the Company prospectively.

Digital currencies with an active market are recorded at fair value by reference to the active market, less any subsequent accumulated impairment losses. Increases in carrying values are recognized in other comprehensive income as revaluation surplus or in net income or loss to the extent it reverses a revaluation decrease previously recognized. Decreases in carrying values are recognized in net income or loss or in other comprehensive income to the extent of any credit balance in the revaluation surplus account.

(g)	Equipment

Equipment consists of automated check cashing kiosks, computer equipment and furniture. Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses and is depreciated as follows:

Automated check cashing kiosks – Five years (straight-line basis)

Computer equipment – 55% (declining balance basis)

Furniture – 10% (straight line basis)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment and digital currencies to determine whether there is an indication that those assets are impaired. If any such indication exists, the extent of the impairment charge is determined based on the estimated recoverable amount of the asset.

The recoverable amount of the asset used for this purpose is the higher of the fair value less costs to sell and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset is estimated to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the statement of loss and comprehensive loss, unless the asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(i)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset when it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Comprehensive income or loss

Other comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive income or loss comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available-for-sale and digital currencies measured using the revaluation model will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the statement of financial position.

(k)	Income taxes

The provision for income taxes consists of current and deferred tax expense and is recorded in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the period, adjusted for amendments to tax payable for previous years.

Deferred tax assets and liabilities are computed using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities on the statement of financial position and their corresponding tax values, using the enacted or substantially enacted, income tax rates at each statement of financial position date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized by use of a valuation allowance to reflect the estimated realizable amount.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

(m)	Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of instruments which are convertible to common share equivalents.

4.	NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

The following is a summary of significant new standards, amendments and interpretations that have been issued but not yet adopted in these consolidated financial statements:

In March 2019, the FASB issued ASU 2019-01, Codification Improvements, which clarifies three specific issues within ASC 842, Leases. Issue 1: Determining the Fair Value of the Underlying Asset by Lessors That Are Not Manufacturers or Dealers provides an exception for lessors that are not manufacturers or dealers for determining fair value of an underlying asset. Specifically, those lessors will use their cost, reflecting any volume or trade discounts that may apply, as the fair value of the underlying asset. However, if significant time lapses between the acquisition of the underlying asset and lease commencement, those lessors will be required to apply the definition of fair value (exit price) in ASC 820. Issue 2: Presentation on the Statement of Cash Flows specifies that lessors that are depository and lending institutions within the scope of ASC 942 will present all “principal payments received under leases” within investing activities on the statement of cash flows. Other lessors will continue to apply the guidance in ASC 842 that requires presentation of all cash receipts from leases within operating activities. Issue 3: Transition Disclosures Related to Topic 250, Accounting Changes and Error Corrections provides an exception to the paragraph 250-10-50-3 interim disclosure requirements in the ASC 842 transition disclosure requirements. The ASU is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those years. For all other entities, the effective date is for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its financial statements and related disclosures, as well as the timing of adoption and the application method.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statement presentation or disclosures.

5.	INVESTMENTS

Investee	Symbol	Shares Held	Cost	Fair Value
Singlepoint Inc.	SING	5,000,000	$150,000	$58,500
Medical Cannabis Payment Solutions, Inc.	REFG	2,000,000	76,000	23,200
Petroteq Energy Inc.	PQEFF	250,000	57,500	52,500
Digital Asset Monetary Network, Inc. Series BB Preferred Shares	DATI	10,000	100,000	126,714
			$383,500	$260,914

(a)	The Company holds 5 million common shares of Singlepoint Inc., a company trading on the OTCQB Venture Market in the United States of America. The shares were acquired on August 3, 2017 through the exchange of 1 million WEED coins, a digital currency which was recorded at nominal value. The Company recognized a gain on exchange of the digital currency for the investment of $150,000 during the year ended December 31, 2017. As at September 30, 2019, the fair value of the Singlepoint Inc. common shares, measured at the quoted market price (Level 1 of the fair value hierarchy), is $58,500 (2018 - $59,500).

(b)	During the nine months ended September 30, 2019, the Company entered into an agreement whereby Medical Cannabis Payment Solutions, Inc., a company trading on the OTC Pink Open Market in the United States of America, issued 2,000,000 common shares to the Company in exchange for a project analysis and technical information on WEED tokens. The shares were recognized as payment for consulting services with an initial fair value of $76,000. As at September 30, 2019, the fair value of the Medical Cannabis Payment Solutions, Inc. common shares, measured at the quoted market price (Level 1 of the fair value hierarchy), is $23,200 (2018 - $36,260).

(c)	During the nine months ended September 30, 2019, the Company entered into an agreement agreed to transfer exclusive ownership of the project architecture and platform to Petroteq Energy, Inc. in exchange for a payment of 250,000 Petroteq common shares. No further compensation, license fees or royalties are payable to the Company under the agreement. As at September 30, 2019, the fair value of the Petroteq Energy, Inc. common shares, measured at the quoted market price (Level 1 of the fair value hierarchy), is $52,500.

(d)	During the nine months ended September 30, 2019, the Company entered into an agreement with Digital Asset Monetary Network Inc. (“DigitalAMN”), a company traded on the OTC Pink Open Market in the United States of America, whereby the Company transferred 1 billion First Bitcoin (BIT) coins, a digital currency, to DigitalAMN in exchange for 10,000 shares of DigitalAMN’s Series BB Convertible Preferred Stock. As at September 30, 2019, the fair value of the Digital Asset Monetary Network Inc. preferred shares, if converted into common shares, measured at the quoted market price (Level 1 of the fair value hierarchy), is $126,714

The Company has elected to classify these investments as FVOCI as they are not held for trading.

6.	DIGITAL CURRENCIES

	Digital Currencies recorded at Cost	Digital Currencies measured at Fair Value	Total
Balance December 31, 2018	1	10,933	10,934
Disposals
Impairment	-	-	-
Decrease in revaluation reserve	-	2,254	2,254
Balance, September 30, 2019	$1	$13,187	$13,188

Carrying amounts
Balance, December 31, 2018	$1	$10,933	$10,934
Balance, September 30, 2019	$1	$13,187	$13,188

6.	DIGITAL CURRENCIES (continued)

During the nine months ended September, 2019, the Company has not recorded an impairment of on digital currencies recorded at cost as the market activity for these digital currencies has not changed significantly during the period and the future monetization of these assets is uncertain, using prices quoted on www.coinmarketcap.com.

7.	CONVERTIBLE PROMISSORY NOTE

On December 31, 2018, the Company entered into an agreement to issue 600 million BIT tokens, a digital currency, to Kronos Advances Technologies Inc. (Kronos), a Company trading on the OTC Pink Open Market in the United States of America, in exchange for a $1 million convertible promissory note. The note bears simple interest at 5% per annum, matures on December 31, 2023, and is convertible to common shares of Kronos at any time after June 30, 2019 at a price per share that is 80% of the market price at the time of conversion. Conversion is subject to certain restrictions, including that the holder is not entitled to convert any portion of the note that would result in beneficial ownership by the holder of more than 9.99% of the common share of Kronos.

The Company has recorded the note and the conversion feature at nominal value at initial recognition and at September 30, 2019 and has recognized interest income of $37,500 from the note.

8.	EQUIPMENT

	Automated Check	Computer	Office
	Cashing Kiosks	Equipment	Furniture	Total
Cost
Balance, December 31, 2018	$90,000	$29,318	$4,889	$124,207
Additions	-	-	-	-
Balance, September 30, 2019	$90,000	$29,318	$4,889	$124,207
Accumulated depreciation
Balance, December 31, 2018	$27,000	$16,090	$489	$43,579
Additions	13,500	11,265	735	25,500
Balance, September 30, 2019	$40,500	$27,355	$1,224	$69,079
Carrying amounts
Balance, December 31, 2018	$63,000	$13,228	$4,400	$80,628
Balance, September 30, 2019	$49,500	$1,963	$3,665	$55,128

9.	Intangible Assets

Finite-Lived Intangible Assets

The Company’s finite-lived intangible assets were as follows as of September 30, 2019:

	Gross Carrying	Accumulated	Net Carrying
	Value	Amortization	Value
Intellectual property (patents)	$312,000	$3,250	$308,750
Total	$312,000	$3,250	$308,750

The Company’s amortization expense on its finite-lived intangible assets was $3,250 for the nine months ended September 30, 2019.

The Company expects to record amortization of intangible assets for years ending December 31, 2019 and future fiscal years as follows:

For Years Ending December 31,
2019 (remaining three months)	$3,900
2020	15,600
2021	15,600
2022	15,600
2023	15,600
Thereafter	242,450
$308,750

10.	SHARE CAPITAL

The Company is authorized to issue 500,000,000 common shares with a par value of $0.001 per share. At September 30, 2019, 303,513,081 common shares were issued and outstanding (December 31, 2018 – 301,913,081).

During the year ended December 31, 2017, the Company issued 3,415,924 common shares in trust as compensation for third parties who had “mined” the Company’s BIT digital currency and traded the BIT digital currency for the Company’s BITCF digital currency. The common shares were valued at $2,356,988 on the date they were issued.

In addition, 350,000 common shares were issued to directors for services (Note 11) and 6,240,150 common shares were returned to treasury and cancelled during the year ended December 31, 2017.

On August 2, 2017, the Company approved a ten percent (10%) quarterly dividend to its shareholders of record as of September 12, 2017 to be paid with the digital currency TeslaCoilCoin (“TESLA coin”). As the digital currency dividend payment has not been approved by the Financial Industry Regulatory Authority, the Company has not paid or recorded the dividend during the years ended December 31, 2017 and 2018.

During the year ended December 31, 2018, the Company issued 70,790 shares for no additional consideration to honor share certificates of the Company which were previously unrecognized.

During the nine months ended September 30, 2019, the Company issued 1,600,000 shares as consideration for the acquisition of a Bitcoin kiosk/ATM device patent registered with the United States Patent and Trademark Office.

11.	RELATED PARTY TRANSACTIONS

Payable to related parties includes $48,077 due to the Company’s Chief Executive Officer (December 31, 2018 - $11,848) and $4,848 due to a company owned by the Company’s Chief Executive Officer (December 31, 2018 - $4,848). During the year ended December 31, 2018, the Company recognized a gain on settlement of amounts due to the Company’s Chief Executive Officer of $205,102 (2017 - $154,179) as a result of being settled with 20,000 Bitcoin Futures (XBU) digital currency (December 31, 2017 – 2,000 XBU).

12.	DISTRIBUTED LEDGER TECHNOLOGY SERVICES AGREEMENT

On November 1, 2017, the Company entered into a supply chain technology services agreement with Petroteq Energy Inc. (“Petroteq”) whereby the Company was engaged to design and build a blockchain-based platform for Petroteq to be used by Petroteq and other companies engaged in international oil and gas operations.

The Company received an initial installment of $100,000 in January 2018 for services rendered under the agreement and agreed to a reduced final base compensation payment of $166,500 which was paid during the nine months ended September 30, 2019 through the cancellation of the Company’s liability for operating advances as at September 30, 2019.

On September 6, 2019, the Company agreed to transfer exclusive ownership of the project architecture and platform to Petroteq in exchange for a payment of 250,000 Petroteq common shares. No further compensation, license fees or royalties are payable to the Company under the agreement.

13.	MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard the Company’s ability to continue as a going concern in order to pursue its business strategies. The Company’s capital consists of its shareholders’ equity.

The Company manages and adjusts its capital structure whenever changes to the risk characteristics of its underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of certain assets.

In order to facilitate the management of its capital requirements, the Company maintains a flexible capital structure which optimizes the cost of capital at an acceptable level of risk and makes adjustments on it in the light of changes in economic conditions and the risk characteristics of its underlying assets. As of the consolidated financial statement dates there are no external restrictions on the Company’s capital.

14.	FINANCIAL INSTRUMENT RISK MANAGEMENT

(a)	Fair value information

The Company classifies and discloses its fair value measurements based on the three-level hierarchy described in Note 3(d). All of the Company’s financial instruments are carried at amortized cost except investments, as disclosed in Note 5, and convertible promissory note, as disclosed in Note 7. The carrying amounts of financial instruments which are carried at amortized cost approximate their fair values due to their short-term maturities or nominal value.

(b)	Financial instrument risk exposure

The Company’s financial instruments are exposed to certain risks, which include credit risk, liquidity risk and market price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable are due from a single customer and were settled in full subsequent to the nine months ended September 30, 2019. As such, the Company considers this risk to be minimal and the Company has not recorded an expected credit loss allowance against accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accrued liabilities, due to related parties and operating advances are due within the next 12 months. The Company manages liquidity risk through the management of its capital structure (Note 13).

Market risk

The Company is exposed to market risk related to the fluctuation in the market prices of its investments and digital currencies. The market prices for the Company’s investments and digital currencies have experienced significant volatility over the period covered by these financial statements and the Company therefore closely monitors the market value of its investments and digital currencies in order to determine the most appropriate course of action.

15.	CONTINGENCIES AND COMMITMENTS

On March 1, 2018, the Company entered into a 3-year office lease which will require estimated annual lease payments of $47,600 in 2019, $49,000 in 2020, and $8,200 in 2021.

During the year ended December 31, 2018, the Company was given notice of a claim for trademark infringement and other damages seeking relief in excess of $50,000. The Company does not believe that the claim has merit or that it will succeed.

16.	EVENTS AFTER THE REPORTING DATE

Management has evaluated subsequent events after the balance sheet date through the date the financial statements were issued.

The Company did not identify any additional material events or transactions occurring during this subsequent event reporting period that required further recognition or disclosure in these financial statements.

FIRST BITCOIN CAPITAL CORP.
Schedule of Digital Currencies - Current
As at September 30, 2019	Schedule A
(Expressed in U.S. Dollars)

	9/30/219
		Fair Value at	Carrying
		September 30,	and Fair
At Fair Value (Current)	Quantity	2019	Value
BitCoin (BTC)	1.5900	$8,293.87	$13,187
			$13,187

FIRST BITCOIN CAPITAL CORP.	Schedule B
Schedule of Digital Currencies - Non-current
As at September 30, 2019 (Expressed in U.S. Dollars)

At Cost
(Non-current)
		Cost per	Total			Cost per	Total
	Quantity	Currency	Cost	Digital Currency	Quantity	Currency	Cost
KiloCoin (KLC)	998,560,007.00	$0.000398	$397,427	Carried forward			$489,417
TeslaCoilCoin (TESLA) *	3,988,609.00	$-	91,990	ETD	1,000,000,000.00	$-	-
Siacoin (SC)	342,347.83	$-	-	THY	1,000,000,000.00	$-	-
Alphabit (ABC)	199,999,981.82	$-	-	EVA	1,000,000,000.00	$-	-
Perkscoin	2,083,333.00	$-	-	QFA	1,000,000,000.00	$-	-
First Bitcoin (BIT)	20,699,497,315.42	$-	-	DLH	1,000,000,000.00	$-	-
OTC Coin	19,996,895,800.00	$-	-	GIA	1,000,000,000.00	$-	-
President Johnson (GARY)	54,987,192,536.00	$-	-	CHH	92,818,181,818.00	$-	-
Hillary (HILL)	55,967,772,167.00	$-	-	THA	1,000,000,000.00	$-	-
President Trump (PRES)	55,869,517,129.00	$-	-	AFR	1,000,000,000.00	$-	-
BURN	55,968,072,167.00	$-	-	SWR	1,000,000,000.00	$-	-
Bitcoin Futures (XBU)	8,977,777.00	$-	-	AAR	1,000,000,000.00	$-	-
Altcoin (ALT)	10,887.53	$-	-	ANZ	1,000,000,000.00	$-	-
BPU	8,999,000.00	$-	-	VOZ	1,000,000,000.00	$-	-
BPL	8,999,000.00	$-	-	AUA	1,000,000,000.00	$-	-
BCN	8,999,000.00	$-	-	BKP	1,000,000,000.00	$-	-
BXT	8,999,000.00	$-	-	JAL	1,000,000,000.00	$-	-
XBC	8,999,000.00	$-	-	JAA	1,000,000,000.00	$-	-
XOM	4,090,505.07	$-	-	JAT	1,000,000,000.00	$-	-
WEED	77,141,332.11	$-	-	HAD	1,000,000,000.00	$-	-
Fly (LOYAL)	2,254,750,118.00	$-	-	AXM	1,000,000,000.00	$-	-
Catalan Coin	92,233,720,368.00	$-	-	KLM	1,000,000,000.00	$-	-
OPRAH	1,266,805,361.03	$-	-	VRD	1,000,000,000.00	$-	-
HERB	888,888,888.00	$-	-	BAW	92,818,181,818.00	$-	-
MoshiachCoin	379,164.36	$-	-	FIN	1,000,000,000.00	$-	-
HEMP	100,000,000.00	$-	-	VIR	1,000,000,000.00	$-	-
MaidSafeCoin (MAID)	71.00	$-	-	CRK	1,000,000,000.00	$-	-
AFG	100,000,000,000.00	$-	-	NAX	1,000,000,000.00	$-	-
AAL	91,818,181,818.00	$-	-	ACA	1,000,000,000.00	$-	-
UAL	91,818,181,818.00	$-	-	CSN	1,000,000,000.00	$-	-
FFT	91,818,181,818.00	$-	-	AEE	1,000,000,000.00	$-	-
HAL	91,818,181,818.00	$-	-	MAS	1,000,000,000.00	$-	-
SWA	91,818,181,818.00	$-	-	DAL	92,818,181,818.00	$-	-
PURPOSE	92,000,000,000.00	$-	-	KAL	1,000,000,000.00	$-	-
UAE	1,000,000,000.00	$-	-	CAL	1,000,000,000.00	$-	-
QTR	1,000,000,000.00	$-	-	EZY	1,000,000,000.00	$-	-
SIA	1,000,000,000.00	$-	-	SLK	1,000,000,000.00	$-	-
CPA	1,000,000,000.00	$-	-	AFL	1,000,000,000.00	$-	-
ANA	1,000,000,000.00	$-	-	SAA	1,000,000,000.00	$-	-

* 97,134 TeslaCoilCoin (TESLA) were acquired during the year ended December 31, 2017 through the exchange of 96,066 Tether (USDT) and recorded at a cost of $91,990.

FIRST BITCOIN CAPITAL CORP.	Schedule B (Continued)
Schedule of Digital Currencies - Non-current
As at September 30, 2019 (Expressed in U.S. Dollars)

At Cost
(Non-current)
		Cost per	Total			Cost per	Total
	Quantity	Currency	Cost	Digital Currency	Quantity	Currency	Cost
Carried forward			$489,417	Carried forward			$489,417
KZR	1,000,000,000.00	$-	-	CES	1,000,000,000.00	$-	-
HVN	1,000,000,000.00	$-	-	GFA	1,000,000,000.00	$-	-
LAN	1,000,000,000.00	$-	-	ICE	1,000,000,000.00	$-	-
OMA	1,000,000,000.00	$-	-	SVA	1,000,000,000.00	$-	-
JST	1,000,000,000.00	$-	-	PAL	1,000,000,000.00	$-	-
POE	1,000,000,000.00	$-	-	EGF	1,000,000,000.00	$-	-
XAX	1,000,000,000.00	$-	-	KQA	1,000,000,000.00	$-	-
EIN	1,000,000,000.00	$-	-	DTA	1,000,000,000.00	$-	-
WJA	1,000,000,000.00	$-	-	CCA	1,000,000,000.00	$-	-
IGO	1,000,000,000.00	$-	-	TSC	1,000,000,000.00	$-	-
IBE	1,000,000,000.00	$-	-	ANE	1,000,000,000.00	$-	-
JBU	92,818,181,818.00	$-	-	DKH	1,000,000,000.00	$-	-
JSA	1,000,000,000.00	$-	-	FJI	1,000,000,000.00	$-	-
AZU	1,000,000,000.00	$-	-	LOTP	1,000,000,000.00	$-	-
AVA	1,000,000,000.00	$-	-	CAW	1,000,000,000.00	$-	-
TAM	1,000,000,000.00	$-	-	AMX	1,000,000,000.00	$-	-
AZA	1,000,000,000.00	$-	-	RBA	1,000,000,000.00	$-	-
DAT	1,000,000,000.00	$-	-	GCRC	1,000,000,000.00	$-	-
ASA	1,000,000,000.00	$-	-	TGW	1,000,000,000.00	$-	-
SCO	1,000,000,000.00	$-	-	MNO	1,000,000,000.00	$-	-
SAS	1,000,000,000.00	$-	-	RJA	1,000,000,000.00	$-	-
SEY	1,000,000,000.00	$-	-	SEJ	1,000,000,000.00	$-	-
TAP	1,000,000,000.00	$-	-	WOWN	1,000,000,000.00	$-	-
TOM	1,000,000,000.00	$-	-	SW	1,000,000,000.00	$-	-
ALK	1,000,000,000.00	$-	-	FS	1,000,000,000.00	$-	-
CMP	1,000,000,000.00	$-	-	RT	1,000,000,000.00	$-	-
AHY	1,000,000,000.00	$-	-	BW	1,000,000,000.00	$-	-
JAI	1,000,000,000.00	$-	-	JJ	1,000,000,000.00	$-	-
MAU	1,000,000,000.00	$-	-	MC	1,000,000,000.00	$-	-
BER	1,000,000,000.00	$-	-	HH	1,000,000,000.00	$-	-
EWG	1,000,000,000.00	$-	-	IC	1,000,000,000.00	$-	-
EYH	1,000,000,000.00	$-	-	CH	92,818,181,818.00	$-	-
APJ	1,000,000,000.00	$-	-	WY	1,000,000,000.00	$-	-
Total cost							489,417
Impairment recognized during the year ended December 31, 2018							(489,417)
Carrying value							$1

FIRST BITCOIN CAPITAL CORP.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and June 30, 2018 (Expressed in US dollars)

The following management discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for First Bitcoin Capital Corp. (the “company”, “we”, “us”, “our” or “First Bitcoin”) for the three and nine months ended September 30, 2019 and September 30, 2018 and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2018 and 2017. Amounts reported and financial figures contained herein are denoted in United States dollars, unless otherwise noted as being denominated in Canadian dollars (“C$”) and are based upon the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise notated. Information contained herein is presented as at December 16, 2019. Certain information in this MD&A or incorporated by reference, and in other public announcements by the Company is forward–looking and is subject to important risks and uncertainties. Words such as “may”, “will”, “believe”, “expect”, “anticipate”, “estimate” and similar expressions identify forward-looking statements. Forward-looking information includes information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. Forward–looking statements are necessarily based upon estimates and assumptions considered reasonable by management but which are subject to business, economic and competitive uncertainties. Results could differ materially from those projected in forward-looking statements.

Although the forward looking information contained herein is based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward looking statements. We have attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking statements, however there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements. First Bitcoin does not undertake to update any forward looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

First Bitcoin is engaged in the business of digital cryptocurrency development and blockchain development. We were originally organized in the State of Nevada on November 7, 1989 as United Development International. In July 2005, we were renamed Mindenao Gold Mining Corporation and reincorporated in the State of Oregon. On February 6, 2006, we dissolved our filing in the State of Oregon and reincorporated in British Columbia, Canada as Grand Pacaraima Gold Corp. On February 27, 2014, we changed our name to First Bitcoin Capital Corp., which was approved by the Financial Industry Regulatory Authority on November 15, 2016.

In September 2016, we commenced our cryptocurrency generation operations. Throughout 2017, we expanded our cryptocurrency operations with the generation of more than 100 unique cryptocurrencies. We also entered into agreements with third parties in order to develop blockchains to track petroleum and agricultural supply chain management.

During 2017, we organized several crowdsales utilizing a protocol built upon the Bitcoin Blockchain. These included, but are not limited to Altcoin (COIN:ALT) based on our website www.altcoinmarketcap.com and WEED (COIN:WEED). The latter resulted in our company exchanging a portion of our WEED coin inventory for 5,000,000 shares of SinglePoint Inc. ($SING), a company trading on the OTCQV Venture Market. The crowdsale of ALT was in exchange for Tether (COIN:USDT). Both of these crowdsales began trading on the New Zealand Crypto exchange, Cryptopia. During 2018 the Company entered into a joint venture agreement with Medical Cannabis Payment Solutions (REFG) whereby REFG issued 2,000,000 shares of its common stock to First Bitcoin Capital for which the Company provided an analysis of this project including providing technical information of WEED tokens. These shares were valued at an initial fair value of $76,000. A complete list of all cryptocurrencies and investments owned by our company as at September 30, 2019 are disclosed in the schedules to our consolidated financial statements.

Our cryptocurrency exchange, COINQX, which has been in testing and designed for institutional cryptocurrency traders has been redesigned to appeal to retail traders based on a user friendly interface with a planned launched late July 2019.

The price of Bitcoins and the markets for our diversified altcoin inventories are volatile and fluctuations in prices and trading volumes are expected. Declines in the price of Bitcoin would have a negative impact in our operating results, liquidity and would harm the price of our common stock. Movements may be influenced by various factors, including, but not limited to, government regulation, security breaches experienced by service providers, as well as political and economic uncertainties around the world.

Historical results from all of the Company’s activities are available in the Company’s news releases which are available on the Company’s website (http://bitcoincapitalcorp.com) and SEDAR.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the past four quarters:

	Three Months Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Revenues	157,500	-	-	-
Net income (loss)	86,227	(32,028)	(18,894)	(410,021)
Net income (loss) per share – basic and diluted	(0.000)	(0.000)	(0.000)	(0.001)

During the third quarter of 2019 we recorded earned consulting income of $157,500 from other cryptocurrency consulting activity.

Net loss during the fourth quarter of 2018 was significantly higher than the previous quarters as we recognized an impairment charge of $489,417 against the carrying value of non-trading digital currencies due to generally weaker prices and trading activity in that quarter.

	Three Months Ended
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Revenues	157,500	242,500	76,000	100,000
Net income (loss)	112,818	53,343	(35,799)	(2,280,932)
Net income (loss) per share – basic and diluted	(0.000)	(0.000)	(0.000)	(0.008)

During the first three quarters of 2018, we recorded earned consulting income of $400,000 pursuant to a supply chain technology services agreement with Petroteq Energy Inc and $76,000 from other cryptocurrency consulting activity.

Net loss during the fourth quarter of 2017 was significantly higher than the previous quarters as we

Company incurred $2,356,988 of mining activity fees as we issued 3,415,924 shares of our common stock, valued at $2,356,988, as a fee for mining activity performed on our BITCF coin. The mining activity fee in 2017 was a non-recurring event. In addition, we incurred $374,500 of director fees the quarter ended.

Other Financial Disclosure for the nine months ended:

Our general and administrative expenses consist of:

	September 30, 2019	September 30, 2018
Rents	35,643	27,090
Outside Services	15,410	136,064
Regulatory	4,638	3,955
Marketing	2,333	19,502
Website	7,236	4,824
Office expenses	18,920	36,788
Total general and administrative	84,180	228,223

Other Financial Disclosure for the three months ended:

Our general and administrative expenses consist of:

	September 30, 2019	September 30, 2018
Rents	11,958	11,610
Outside Services	12,182	11,386
Regulatory	2,458	2,000
Marketing	825	4,028
Website	2,673	2,154
Office expenses	17,232	13,501
Total general and administrative	47,328	44,682

Liquidity and Capital Resources

As of September 30, 2019 we had cash of $1,703 compared to $5,622 as of December 31, 2018. We had a working capital deficit of $114,008 at September 30, 2019 (December 31, 2018 - $73,740). During the nine months ended September 30, 2019, we generated $110,440 of cash outflow from operating activities. During the nine months ended September 30, 2019, we generated $43,141 of cash in financing activities due to advances from related parties.

We have historically financed our business through management’s advancement of funds or payment of our obligations as they come due. Management’s plans include putting into operation our supply management blockchain services being developed through joint ventures. We also plan on exchanging existing digital currency asset inventories for Bitcoins, other altcoins and common shares of publicly traded companies, raising new capital through equity or debt issuances and potentially curtailing any operations to ensure our company can continue operations.

As of the date of this report, our company has no commitments for capital expenditures.

Off–Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off–balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off–balance sheet arrangements.

Transactions with Related Parties

Payable to related parties includes $48,077 due to the Company’s Chief Executive Officer (December 31, 2018 - $11,848) and $4,848 due to a company owned by the Company’s Chief Executive Officer (December 31, 2018 - $4,848). During the year ended December 31, 2018, the Company recognized a gain on settlement of amounts due to the Company’s Chief Executive Officer of $205,102 (2017 - $154,179) as a result of being settled with 20,000 Bitcoin Futures (XBU) digital currency (December 31, 2017 – 2,000 XBU).

Outstanding Share Data

Our company is authorized to issue 500,000,000 common shares with a par value of $0.001 per share.

	Issued and Outstanding
	At December 31, 2018	At the date of this MD&A
Common shares	301,913,081	303,513,081

Changes in Accounting Policy

Our company adopted IFRS on January 1, 2017, with a transition date of January 1, 2016. Under IFRS 1 First-time Adoption of International Financial Reporting Standards the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied

The Company adopted new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenues from contracts with customers as of January 1, 2018. There was no impact on the measurement or presentation of the Company’s consolidated financial statements as a result of the adoption of these new standards, except that the Company elected to classify investments in equity instruments which are not held for trading as measured at fair value through other comprehensive income.

Financial Instruments and Other Instruments

The Company’s financial instruments are exposed to certain risks, which include credit risk, liquidity risk and market risks (market price risk).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our accounts receivable is due from a single customer and was received subsequent to year end. As such, we considers this risk to be minimal.

Liquidity risk

Liquidity risk is the risk that our company will not be able to meet its financial obligations as they fall due. Accounts payable and accrued liabilities and due to related parties are due within the current operating period. Our company manages liquidity risk through the management of its capital structure.

Market risk

Our company is exposed to market risk related to the fluctuation in the market price of our investment. The market price for the investment has experienced significant volatility over the period covered by our consolidated financial statements and we therefore closely monitors the market value of the investment in order to determine the most appropriate course of action.